

April 26, 2024

Dear Stockholder:

You are cordially invited to attend the virtual Annual Meeting of Stockholders of Galaxy Gaming, Inc. ("we," "us," "our" and the "Company"), to be held on May 29, 2024 at 9:00 a.m. Pacific Daylight Time and at any adjournments or postponements thereof (the "Annual Meeting"). The Annual Meeting will be online only, so there is no physical meeting location. We believe that the virtual nature of the Annual Meeting will enable increased stockholder accessibility, while improving meeting efficiency and reducing costs. Stockholders will be able to listen, vote and submit questions from any remote location with internet connectivity. Information on how to participate in this year's virtual Annual Meeting can be found herein.

At the Annual Meeting, you will be asked to consider and vote upon the following matters:

1. to elect one (1) member of the Company's Board of Directors (the "Board") to serve for a three (3)-year term expiring at the 2027 Annual Meeting of Stockholders or until such director's successor has been duly elected and qualified. The sole Company nominee is Mr. Mark Lipparelli, no Stockholder having proposed any other nominee;
2. to ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024; and
3. to consider and act upon any other matter that may properly come before the Annual Meeting or any adjournment thereof.

These matters are described in detail in the accompanying Notice of Annual Meeting of Stockholders, Proxy Statement, proxy card relating to the Annual Meeting and the Company's 2023 Annual Report on Form 10-K.

In selecting the director nominee that we are proposing for election to the Board in the accompanying Proxy Statement, the Board has focused on selecting a qualified, diverse, independent director who is a current member of the Board with strong industry credentials and extensive experience, and who has exhibited leadership within his respective field. The Board believes it has a selected director nominee with diverse experiences and background who will work together constructively with a focus on operational excellence, financial strength and stockholder value.

Even if you plan to attend the Annual Meeting, we encourage you to vote your shares right away using one of the advance voting methods described herein.

Your vote is very important regardless of how many shares you own.

Sincerely,

Matt Reback
*President and Chief Executive Officer*

**GALAXY GAMING, INC.**
**6480 Cameron Street, Suite 305**
**Las Vegas, Nevada 89118**

**NOTICE OF VIRTUAL ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON MAY 29, 2024**

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of Galaxy Gaming, Inc., a Nevada corporation ("we," "us," "our" and the "Company"), will be held virtually at www.proxydocs.com/GLXZ on May 29, 2024, at 9:00 a.m. Pacific Daylight Time and at any adjournments or postponements thereof (the "Annual Meeting"). At the Annual Meeting, the Company's stockholders will be asked to consider and vote upon the following matters:

1.  to elect one Class I director, namely Mr. Mark Lipparelli, to the Company's Board of Directors (the "Board") to serve for a three (3)- year term expiring at the 2027 Annual Meeting of Stockholders or until such director's successor has been duly elected and qualified.
2.  to ratify the appointment of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024;
3.  to consider and act upon any other matter that may properly come before the Annual Meeting or any adjournment thereof.

Only stockholders of record of the Company's common stock at the close of business on April 2, 2024, are entitled to receive notice of and to vote at the Annual Meeting and any adjournment or postponement thereof. A list of stockholders entitled to vote at the Annual Meeting will be open to the examination of stockholders for ten (10) days prior to the date of the Annual Meeting, between the hours of 9:00 a.m. and 5:00 p.m. Pacific Daylight Time, at the office of the Corporate Secretary of the Company at 6480 Cameron Street, Suite 305, Las Vegas, Nevada 89118 and will be available for inspection at the Annual Meeting.

Instructions on how to attend the meeting begin on page 1 of the Proxy Statement. If you have any questions regarding these instructions, please telephone the Company at (702) 939-3254.

**This Notice of Virtual Annual Meeting of Stockholders, the Proxy Statement, the proxy card and our 2023 Annual Report on Form 10-K are available online at: www.proxydocs.com/GLXZ.**

By Order of the Board of Directors

Harry C. Hagerty
*Chief Financial Officer, Treasurer and Corporate Secretary*

Las Vegas, Nevada
April 26, 2024

**GALAXY GAMING, INC.**
**6480 Cameron Street, Suite 305**
**Las Vegas, Nevada 89118**

**PROXY STATEMENT**

**GENERAL INFORMATION**

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of Galaxy Gaming, Inc., a Nevada corporation ("Galaxy Gaming," the "Company," "we" "our" or "us") of proxies to be voted at the virtual Annual Meeting of Stockholders (the "Annual Meeting"), to be held online at www.proxydocs.com/GLXZ on May 29, 2024 at 9:00 a.m. Pacific Daylight Time and at any adjournment or postponement of the Annual Meeting, for the purposes set forth in the Notice of Annual Meeting of Stockholders. There will be no physical location for the stockholders to attend. Stockholders may only participate online. If you plan to attend the virtual Annual Meeting, please see the instructions included herein. Stockholders will be able to listen, vote and submit questions from their home or from any remote location that has Internet connectivity.

**Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 29, 2024:**

This Proxy Statement, the accompanying proxy card, and our 2023 Annual Report on Form 10-K, are available at www.proxydocs.com/GLXZ.

We expect our Proxy Statement, WHITE universal proxy card and 2023 Annual Report on Form 10-K to be mailed to stockholders of record starting on or about April 26, 2024.

**Stockholders Entitled to Vote**

All stockholders of record at the close of business on April 2, 2024, are entitled to vote at the Annual Meeting. At the close of business on April 2, 2024, 24,910,682 shares of common stock were outstanding. Each share is entitled to one vote on all matters that properly come before the Annual Meeting.

**Voting Matters**

Stockholders are being asked to vote on the following matters at the Annual Meeting:

| Proposal | Board's Recommendation |
|---|---|
| | *(The Board recommends that you vote using the WHITE proxy card.)* |
| Proposal 1: Elections of Directors | |
| The Board believes that the sole director nominee proposed for election by the Company to serve for a three-year term expiring at the 2027 Annual Meeting or until his director's successor has been duly elected and qualified, possesses a combination of qualifications, experience and judgment necessary for a well-functioning Board and the effective oversight of the Company. The Board's nominee is Mr. Mark Lipparelli. | **FOR the Company's Nominee** |
| Proposal 2: Ratification of the Appointment of Moss Adams LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending December 31, 2024 | |
| The Audit Committee has appointed Moss Adams LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2024. As a matter of good corporate governance, stockholders are being asked to ratify the appointment of Moss Adams LLP. | **FOR** |

**Methods of Voting**

*By Internet, Telephone or Mail*

**Your vote is important, no matter the number of shares of the Company's common stock you own. The Company urges you to sign, date, and return the enclosed WHITE universal proxy card today to vote FOR the election of the Nominees and the other proposals on the agenda for the 2024 Annual Meeting.**

- If your shares of common stock are registered in your own name, please mark, sign and date the enclosed WHITE universal proxy card and return it to Galaxy in the enclosed postage-paid envelope today.

- If your shares of common stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of common stock, and these proxy materials, together with a WHITE universal proxy card, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of common stock on your behalf without your instructions. As a beneficial owner, you may vote the shares at the 2024 Annual Meeting only if you obtain a legal proxy from the broker or bank giving you the rights to vote the shares.

- Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed WHITE universal proxy card for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed WHITE universal proxy card.

When a stockholder submits a proxy via the Internet or by telephone, his or her proxy is recorded immediately. The Company encourages its stockholders to submit their proxies using these methods whenever possible. If you submit a proxy via the Internet or by telephone, please do not return your WHITE universal proxy card by mail. If you attend the virtual Annual Meeting, you may also submit your vote online at the virtual Annual Meeting. Any votes that you previously submitted — whether via the Internet, by telephone or by mail — will be superseded by the vote that you cast at the Annual Meeting.

Your vote is important. Accordingly, please submit your proxy via the Internet, by telephone or by mail, whether or not you plan to attend the Annual Meeting.

Stockholders are requested to submit their proxies through one of the above methods. All properly submitted proxies will be voted in accordance with the instructions indicated. If you are a stockholder of record and you submit your proxy but do not specify how the shares represented thereby are to be voted, your shares will be voted "FOR" with respect to the election of the Company's sole nominee for election as a Class I director, and "FOR" ratification of Moss Adams LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024.

The Board does not presently intend to bring any business before the Annual Meeting other than that referred to in this Proxy Statement and specified in the Notice of the Annual Meeting. By signing and returning a WHITE universal proxy card, a stockholder confers discretionary authority on the proxies (who are persons designated by the Board) to vote all shares covered by the proxy card in their discretion on any other matter that may properly come before the Annual Meeting.

**Changing Your Vote**

A stockholder may revoke a proxy at any time prior to its being voted by delivering written notice to the Corporate Secretary of the Company, by delivering a properly executed later-dated proxy card, by submitting a later-dated proxy via the internet or telephone, or by voting at the Annual Meeting. Your latest vote counts.

**Quorum**

The presence at the Annual Meeting or by proxy (regardless of whether the proxy has authority to vote on all matters), of the holders of not less than fifty percent (50%) of the shares entitled to vote at the Annual Meeting constitutes a quorum for the transaction of business.

**Vote Required**

Assuming a quorum is present, a director will be elected (Proposal 1) by a plurality of the votes cast in person or by proxy at the Annual Meeting. Thus, the director nominee receiving the highest number of votes will be elected.

Assuming a quorum is present, Proposal 2 (Ratification of Moss Adams LLP's Appointment) requires that the number of votes cast "FOR" such proposal exceeds the number of votes "AGAINST" at the Annual Meeting.

**Effect of Withheld Votes or Abstentions**

If you vote "WITHHOLD" in the election of directors or vote "ABSTAIN" (rather than vote "FOR" or "AGAINST") with respect to any other proposal, your shares will count as present for purposes of determining whether a quorum is present. A "WITHHOLD" vote will have no effect on the outcome of the election of directors (Proposal 1), and an "ABSTAIN" vote will not be counted as a vote cast "FOR" or "AGAINST" and will accordingly have no effect on the outcome of Proposal 2.

**Effect of Broker Non-Votes**

A broker "non-vote" occurs when a broker or nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power on that item and has not received specific instructions from the beneficial owner. Brokers only have discretionary voting authority under "routine" proposals under the rules. If any broker "non-votes" occur at the meeting, the broker "non-votes" will count for purposes of determining whether a quorum is present but will not have an effect on any proposals presented for your vote because they are not considered votes cast. A broker or other nominee holding shares for a beneficial owner may not vote these shares with respect to the election of the director (Proposal 1). Brokers and other nominees will have discretionary voting power to vote without instructions from the beneficial owner on the ratification of the appointment of our independent registered public accounting firm (Proposal 2).

**Proxy Solicitation**

We will pay the costs of our proxy solicitation. Proxies are being solicited primarily by mail, but, in addition, our officers and employees may solicit proxies in person, by telephone or electronically. The Company has also retained Kingsdale Advisors for certain advisory services and to aid in the solicitation of proxies and will request brokerage houses and other nominees, fiduciaries and custodians to forward soliciting materials to beneficial owners of the Company's common stock. For these services, the Company will pay Kingsdale Advisors a fee of up to $10,000 plus reimbursement for reasonable out-of-pocket expenses.

**Contact for Questions About this Proxy Statement**

If you have additional questions about this Proxy Statement or the Annual Meeting, please contact Kingsdale Advisors, our proxy solicitor, by telephone at (866) 229-8214 (stockholders) and (416) 867-2272 (banks and brokerage firms), or by email at contactus@kingsdaleadvisors.com.



**Kingsdale Advisors**
**745 Fifth Avenue, 5th Floor**
**New York, NY 10151**

**Banks and Brokerage Firms Call: 416-867-2272**
**Shareholders Call Toll Free: 1-866-229 8214**
**Email: contactus@kingsdaleadvisors.com**

# PROPOSAL 1
# ELECTION OF ONE DIRECTOR

The Board is elected by our stockholders to oversee the management of the business and affairs of the Company. The Board serves as the ultimate decision-making body of the Company, except for those matters reserved for or shared with stockholders. The Board appoints our executives, who are charged with conducting the business and affairs of the Company, subject to oversight by the Board. In accordance with the Company's Second Amended and Restated Bylaws, the directors of the Company serve three (3)-year staggered terms. The Board has fixed the size of the Board at five members. One class is elected each year at the annual meeting of stockholders for a term of three years. The term of the Class I director expires at the Annual Meeting. The term of the Class II directors expires at the 2025 Annual Meeting and the term of the Class III directors expires at the 2026 Annual Meeting. The five current directors of the Company are:

| Name | Age | Director Since | Class | Term Expire |
|------|-----|----------------|-------|-------------|
| Mark A. Lipparelli | 58 | 2017 | Class I | 2024 Annual Meeting |
| Michael Gavin Isaacs | 59 | 2019 | Class III | 2025 Annual Meeting |
| Cheryl A. Kondra | 51 | 2021 | Class III | 2025 Annual Meeting |
| Meredith Brill | 48 | 2022 | Class II | 2026 Annual Meeting |
| Bryan W. Waters | 61 | 2015 | Class II | 2026 Annual Meeting |

\* Mr. Lipparelli serves as our independent Chairman of the Board.

**Nominees for Election for a Three-Year Term Ending at the 2027 Annual Meeting**

For the 2024 Annual Meeting, the Board has nominated Mr. Mark Lipparelli as the Class I director (the sole Class I director), for reelection, to serve for a three (3)-year term ending at the Company's 2027 Annual Meeting, or until his respective successor has been duly elected and qualified or his earlier death, resignation or removal. Mr. Lipparelli has served as a director since 2017 and serves as the Chairman of the Board of Directors.

The Board recommends that you vote "FOR" the election of Mr. Mark Lipparelli as the Class I director, and the persons named as proxies on the enclosed proxy card will vote the proxies received by them for the election of the nominee. Mr. Lipparelli is a current member of the Board and has indicated a willingness to serve as a director if elected. However, if any nominee becomes unavailable to serve before the election, proxies may be voted for a substitute nominee selected by the Board, or the Board may decide to reduce the number of directors.

The name, business experience and certain other information regarding of the Board's sole nominee is set forth below:

*Mark A. Lipparelli* has been a Director and our Chairman since July 2017. Mr. Lipparelli currently serves as the Managing Member and Chief Executive Officer of GVII, LLC, a Nevada gaming licensee that manages the Westgate Resort Las Vegas; Managing Member of CAMS, LLC, a technology services company to the online gaming industry; and Managing Member of SBOpco, LLC, a sportsbook company operating as SuperBook. Additionally, Mr. Lipparelli serves as an advisor to various number of operating and investment entities through GVIII, LLC where he is the Managing Member and serves as a member of the Board of Directors of the General Commercial Gaming Regulatory Authority. Mr. Lipparelli has served as a member of the Board of Directors of Golden Entertainment, Inc. Mr. Lipparelli also formerly represented State Senate District 6 in the Nevada Legislature, having been appointed to the post in December 2014, and served on a number of Senate committees. Mr. Lipparelli has also been an appointee to the Nevada Gaming Policy Committee. Between 2009 and 2012, Mr. Lipparelli served as a Board Member and Chairman of the Nevada Gaming Control Board. Between 2002 and 2007, Mr. Lipparelli served in various executive management positions at Bally Technologies, Inc., a gaming technology supply company listed on the NYSE, including as Executive Vice President of Operations. Prior to joining Bally, Mr. Lipparelli served as Executive Vice President and then President of Shuffle Master, Inc., a publicly traded gaming supply company, from 2001 to 2003; as Chief Financial Officer of Camco, Inc., a retail chain holding company, from 2000 to 2001; as Senior Vice President of Entertainment Systems for Bally Gaming, Inc. (a subsidiary of publicly traded Alliance Gaming Corporation), from

1998 to 2000; and various management positions including Vice President of Finance for publicly traded Casino Data Systems from 1993 to 1998. Mr. Lipparelli is a Board Trustee Emeritus of the University of Nevada Foundation, Board Member of the International Center for Responsible Gaming, member of the International Association of Gaming Advisors and a member of the International Masters of Gaming Law. Mr. Lipparelli holds a bachelor's degree in finance and a master's degree in economics from the University of Nevada, Reno. Among other qualifications, Mr. Lipparelli brings over 25 years of experience in the gaming industry, including his service as Chief Executive Officer of a strategic advisory and product development firm and various executive management positions at companies serving the gaming industry. He also provides information security expertise to our Board of Directors through his leadership positions with technology services companies, and contributes his legislative experience with the State Senate and past roles with the Nevada Gaming Control Board. The Board considers Mr. Lipparelli qualified to serve on the Board, as he brings over 25 years of experience in the gaming industry, including his service as Chief Executive Officer of a strategic advisory and product development firm, various executive management positions at companies serving the gaming industry, his legislative experience with the State Senate and past roles with the Nevada Gaming Control Board.

**Continuing Directors (listed on a tenure basis)**

The name, business experience and certain other information regarding each of the continuing directors of the Board is set forth below:

*Bryan W. Waters* has been a Director since April 2015. Mr. Waters most recently was Interim CEO of Luminator Technology Group, a globally recognized leader in providing technology solutions that increase intelligence, safety and efficiency for public transit operators. The interim CEO role ended in June 2023. Mr. Waters also oversees Magnolia Lane Partners, LLC, an advisory and asset management firm and company he founded in 2012 and is active in advising several specialty finance entities. Mr. Waters previously served as CEO of Microf, LLC, a fin-tech platform and lease to own provider for the home improvement industry from June 2019 through September 2021. Mr. Waters served as President and Chief Operating Officer of Genesis Financial Solutions, the largest second look private label credit card issuer in the United States, from June 2016 to January 2018. Mr. Waters served as CEO of North America for Dollar Financial Group leading over 3000 employees throughout 850 finance centers from June 2015 through June 2016. In September of 2013, Mr. Waters assumed the role of Chief Executive Officer of CBV and served in that role until its successful sale in June 2015. Mr. Waters served on the Board of CBV Collection Services, LTD, a private equity and management owned company and one of the largest independent outsourcing, collection services and debt buying organizations in Canada, prior to his appointment as CEO. In 2010, Mr. Waters became Chief Executive Officer of B-Line, LLC, the largest purchaser and servicer of unsecured consumer bankruptcy claims in the country. At the time of its successful sale in late 2011, B-Line owned and serviced in excess of $300 million in assets. Mr. Waters joined Pacific National Bank, a privately held $2.3 billion 17 branch bank based in San Francisco, in 2006 as President and Chief Executive Officer until its sale to U.S. Bank in October 2009. In 2001, Mr. Waters became Chief Financial Officer of Camco, Inc., a specialty finance lender. Shortly after his appointment, Mr. Waters also absorbed the roles of President and Chief Operating Officer until the successful sale of the company in December 2005 to Cash America International, Inc. a NYSE listed company. A graduate of University of California, Los Angeles, Mr. Waters started his career with Wells Fargo Bank in 1988 where he held numerous executive positions throughout his 12 years with the bank, including President of the Southern Nevada region.

The Board considers Mr. Waters to be qualified to serve on the Board given his experience at running, successfully growing and exiting private equity sponsored companies and his skills at building and leading teams to achieve outstanding results using a combination of judgment, experience and enthusiasm.

*Michael Gavin Isaacs* has been a Director since June 2019 and serves as our Compensation Committee Chairperson. Mr. Isaacs is also currently Chairman of the Board of Directors of Games Global, Ltd., a company operating in the iGaming area providing content to iGaming operators in regulated markets, and a former gaming industry advisor to Jackpocket, an online lottery app, and PureSoftware, an India-based developer and talent source. Mr. Isaacs previously served as Vice Chairman of the Board of Scientific Games Corporation ("Scientific Games"), a global leader in lottery games and sports betting and technology, from August 2016 until December 2018, and prior to that was a member of the Board of Directors and President and Chief Executive Officer of Scientific Games from June 2014 until August 2016. During his tenure at Scientific Games, Mr. Isaacs oversaw a gaming and lottery entertainment powerhouse that operated under a portfolio of successful brands, including Bally, Barcrest, Global Draw, SG Lottery, Shuffle Master and WMS. Mr. Isaacs was instrumental in Scientific Games' $5.1 billion acquisition of Bally Technologies in 2014 and in a two-year span helped grow annual revenues from $1.3 billion to $2.9 billion, reflecting a 100 percent increase in social revenue growth which positioned Scientific Games as the No. 2 ranked global social interactive business. Prior to 2014, Mr. Isaacs served as Chief Executive Officer of SHFL Entertainment, Inc. and served as Executive Vice President and Chief Operating Officer of Bally from 2006 through 2011. In 2012, Mr. Isaacs played a key role in Bally's $1.3 billion acquisition of SHFL entertainment and was pivotal in merging four companies (Scientific Games, Bally, SHFL and WMS) into a single, innovation-driven organization focused on empowering customers by creating the world's best gaming and lottery experiences. Prior to joining Bally, he held senior roles and key management positions at Aristocrat Leisure Limited ("Aristocrat") for eight years, including General Manager, Legal and Compliance; General Manager, Marketing and Business Development; and Managing Director, Europe, before becoming Aristocrat's Americas President in 2003. Mr. Isaacs was a former Non-Executive Director of DraftKings Inc. (NASDAQ:DKNG) from April 2020 to April 2021, and former Chairman of SBTech from January 2019 to April 2020. Mr. Isaacs previously served as a Trustee and the President of the International Association of Gaming Advisors, and as Vice Chairman of the board of directors of the American Gaming Association. Mr. Isaacs has a Masters of Laws degree and an undergraduate degree in Accounting and Financial Systems. Mr. Isaacs brings to the Company experience on public boards of directors and a proven track record of success in leading company turnarounds and establishing companies on strong growth trajectories.

The Board considers Mr. Isaacs qualified to serve on the Board given his more than 20 years' experience in the gaming and technology industries, including in executive and leadership positions.

*Cheryl Kondra* has been a Director since December 2021 and was named the Audit Committee Chairperson as of March 2022. Since June 2020, Ms. Kondra has served as Vice President of Internal Audit at Tractor Supply Company (NASDAQ:TSCO), the largest rural lifestyle retailer in the United States. Prior to Tractor Supply Company, she had an extensive career in gaming, having served as the VP of Internal Audit for Genting Americas from 2019-2020. Prior to that she was VP of Internal Audit and Chief Compliance Officer at Pinnacle Entertainment from October 2014 to September 2018. Ms. Kondra was the Chief Audit Executive at Caesars Entertainment from October 2007 to August 2014 and held various other positions with Harrah's and Caesars Entertainment since 1997 within the Internal Audit and Compliance functions. Ms. Kondra has a Master of Accountancy degree and an undergraduate degree in Accounting. Ms. Kondra is a Certified Internal Auditor.

The Board considers Ms. Kondra qualified to serve on the Board based on her more than 25 years' experience in the gaming industry and audit/compliance field, including in executive and leadership positions, and her ability to build strong teams to address the many audit, Sarbanes Oxley compliance, regulatory and legal issues impacting companies in the gaming sector. As a global audit and compliance leader, Ms. Kondra has earned a reputation for agile, ethical leadership among external auditors, colleagues, and clients for handling domestic and international audit and compliance requirements in publicly traded, startup, and PE-owned companies. A board presenter, team builder, industry speaker, and influential executive often sought to build and strengthen internal audit, she has achieved notable cost savings, with concurrent advances in risk identification, audit integrity, budget reductions, staff empowerment, and standards at Caesars Entertainment, Pinnacle Entertainment, Genting Americas, and Tractor Supply Company.

*Meredith Brill* is a Director and was appointed to the Board effective July 13, 2022. A graduate of the University of Toronto, Ms. Brill earned a Bachelor's Degree in Applied Science & Engineering in 1997 and a Law Degree from Osgoode Hall at York University in 2000. Ms. Brill is a private investor who focuses on evaluating special situation investments and unique business models. Prior to shifting to investing, she was an experienced Canadian intellectual property lawyer and Patent Agent with a chemical engineering background. Her legal career included all aspects of patent drafting and prosecution, intellectual property portfolio and management strategy, and competitive intelligence research.

The Board considers Ms. Brill's extensive private investment experience and legal career with a heavy focus on patents and intellectual property qualifies her to serve on the Board.

### *Qualifications of Directors*

Our directors are responsible for overseeing the management of the Company's business and affairs, which requires highly skilled and experienced individuals. Our Board does not maintain a separate nominating committee. The entire Board from time to time engages in evaluating the appropriate size, needs and diversity of the Board with the objective of maintaining the necessary experience, skills and independence on the Board.

When evaluating director nominees, our directors consider the following factors:

- The appropriate size and diversity of our Board;
- Our needs with respect to the particular talents and experience of our directors;
- The knowledge, skills and experience of nominees, including experience in finance, administration or public service, in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;
- Experience in political affairs;
- Experience with accounting rules and practices;
- The desire to balance the benefit of continuity with the periodic injection of the fresh perspective provided by new Board members; and
- Experience in the gaming industry and the desire and ability to successfully pass the extensive regulatory suitability investigations required by the Company and many gaming jurisdictions.

Our goal is to assemble a Board that brings together a variety of perspectives and skills derived from high quality business and professional experience. In doing so, the Board will also consider candidates with appropriate non-business backgrounds. Other than the foregoing, there are no stated minimum criteria for director nominees, although the Board may also consider such other factors as it may deem are in our best interests as well as our stockholders, including a nominee's experience and licensure in the gaming industry. Although the Board does not have a formal policy on diversity, it believes that diversity is an important consideration in the composition of the Board, and it seeks to include Board members with diverse backgrounds, perspectives, geography, culture, ethnicity, gender and experiences. Further criteria include the candidates' integrity and values, as well as the willingness to devote sufficient time to attend meetings and participate effectively on the Board and its committees.

Current members of the Board are polled for suggestions as to individuals meeting the criteria described above. The Board may also engage in research to identify qualified individuals. To date, we have not engaged third parties to identify or evaluate or assist in identifying additional potential nominees, although we reserve the right in the future to retain a third-party search firm, if necessary.

A stockholder of record can nominate a candidate for election to the Board of Directors by complying with the procedures set forth in Article II, Section 2.13 of our Second Amended and Restated Bylaws. Any eligible stockholder who wishes to submit a nomination should review the requirements in the bylaws with respect to advance notice of director nominations. Any nomination should be sent in writing to our Corporate Secretary, Galaxy Gaming, Inc., 6480 Cameron Street, Suite 305, Las Vegas, Nevada 89118. The Board would evaluate any stockholder nominees based on the same criteria as all other director nominees, including without limitation, the ability to successfully pass the strict suitability investigations conducted by the Company and various gaming regulatory agencies. Additional information regarding the process for properly submitting stockholder nominations for directors is set forth below under "Stockholder Proposals For The Next Annual Meeting."

**THE BOARD RECOMMENDS A VOTE "FOR" THE ELECTION OF MR. LIPPARELLI, THE SOLE NOMINEE FOR CLASS I NAMED HEREIN**

**Corporate Governance**

The Company is committed to good corporate governance, which we believe promotes the long-term interests of our stockholders and strengthens Board and management accountability.

*Director Independence*. We are not a "listed issuer" within the meaning of Item 407 of Regulation S-K. Applying the definition of "Independent Director" within the OTCQB Standards, we have determined all of our directors are independent directors. This determination, which is made annually, helps assure the quality of the Board's oversight of management and reduces the possibility of damaging conflicts of interest.

*Board Meetings*. In 2023, the Board met 8 times in person or by teleconference and acted by unanimous written consent 15 times. Of the 8 in-person meetings, three included executive sessions with no members of management present. During 2023, all directors attended at least 75% of the total number of meetings of the Board and committees of the Board on which they served.

**Committees of the Board**

*Compensation Committee*. Pursuant to the Charter, the Compensation Committee is to be comprised of no fewer than two non-employee members of the Board, and the members shall be free from any relationships or conflicts of interest with respect to the Company that would impair the member's ability to make independent judgments. The members of the Compensation Committee will be appointed by the Board and can be removed by the Board at any time, with or without cause.

The authority and duties of the Compensation Committee include but are not limited to: approving the corporate goals and objectives relating to compensation and bonus incentive structure of the Chief Executive Officer and other executive officers and key employees and any company-wide bonus plans; approving any material grants of equity compensation; retaining and terminating any compensation consultant; and reviewing and assessing the adequacy of the Charter.

The members of the Compensation Committee are currently Mr. Isaacs (Chairman), and Mr. Waters.

*Audit Committee*. At a meeting of the Board of Directors on February 21, 2022, the Board approved the creation of an Audit Committee. Members of the Audit Committee are Ms. Kondra (Chair), Mr. Isaacs and Mr. Waters. The Audit Committee met four times during 2023. We have determined that each member of the Audit Committee qualifies as an "independent director" under OTCQB requirements.

The duties of the Audit Committee include but are not limited to: approving the selection of our independent accountants and meeting and interacting with the independent accountants to discuss issues related to financial reporting. In addition, the Audit Committee reviews the scope and results of the audit with the independent accountants, reviews with management and the independent accountants our annual operating results, considers the adequacy of our internal accounting procedures and considers other auditing and accounting matters including fees to be paid to the independent auditor and the performance of the independent auditor. The Audit Committee regularly holds executive sessions with the Company's independent auditors and internal controls consultants at its regular quarterly meetings.

*Nominating Committee*. Our Board does not maintain a nominating committee. As a result, no written charter governs the director nomination process. The size of our Board, at this time, does not require a separate nominating committee.

*Board's Role in Risk Oversight*. The Board is responsible for overseeing management in the execution of its responsibilities and for assessing the Company's approach to risk management. The Board exercises these responsibilities on an ongoing basis as part of its meetings. The Board's consideration of the Company's strategies and other matters presented to the Board, including financial matters, investments, acquisitions and divestitures, inherently include a systematic review of risk. The Board's role in risk oversight is consistent with the Company's leadership structure, with the Chief Executive Officer and other members of senior management having responsibility for managing the Company's risk exposure, and the Board and its committees providing oversight of those efforts.

The Company has implemented internal processes and controls to identify and manage risks and to communicate with the Board regarding risk management. These include suitability reviews of customers, partners, vendors and other persons/entities with which the Company does business, an internal and external audit process, internal approval and signature authority processes and legal department or outside counsel review of material contracts. In connection with these processes and controls, management regularly communicates with the Board, Board committees and individual directors regarding identified risks and the management of these risks, and individual directors often communicate directly with senior management on matters relating to risk management.

In part to further the distinction between management's day-to-day role in operating the Company and the Board's oversight function, the Company maintains separation between the Company's executive officer functions and service on the Board.

*Stockholder Communications with Directors*. Stockholders may communicate with the Board or an individual director by sending a letter to the Board or to a director's attention care of the Corporate Secretary of the Company at Galaxy Gaming, Inc., 6480 Cameron Street, Suite 305, Las Vegas, Nevada 89118. The Corporate Secretary will open, log and deliver all such correspondence (other than advertisements, solicitations or communications that contain offensive or abusive content) to directors on a periodic basis, generally in advance of each Board meeting.

*Attendance at Stockholders' Meetings*. The Company encourages directors to attend the Annual Meeting. All of our then current Board members attended our 2023 Annual Meeting of Stockholders.

*Code of Ethics*. The Company has not adopted a Code of Ethics for our financial executives, which would include our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Company does have in place a new code of conduct which is included in its employee handbook, among other polices. The code of conduct and all other policies within the employee handbook are to be followed by all employees.

**Cooperation Agreement with Tice Brown**

On April 20, 2022, we entered into a Cooperation Agreement (the "Cooperation Agreement") with Tice Brown ("Mr. Brown").

Pursuant to the terms of the Cooperation Agreement, we agreed to form a hiring committee consisting of two current members of the Board and one independent stockholder who has owned shares of the Company's common stock for more than two years (the "Hiring Committee") for the purpose of identifying and unanimously recommending to the Board a qualified candidate (the "Independent Director") to fill the vacancy that was created by the resignation of Mr. William Zender. The Board agreed to promptly cause the Independent Director, subject to the satisfaction of certain qualifications and requirements as set forth in the Cooperation Agreement, to be appointed to the Board for a term expiring at the 2024 Annual Meeting of Stockholders. This obligation was satisfied when Ms. Brill was subsequently appointed to the Board as an Independent Director.

The Cooperation Agreement also provides for certain "standstill" provisions that restrict Mr. Brown and his affiliates from, among other things, engaging in any solicitation of proxies or written consents with respect to the voting securities of the Company or acquiring any securities of the Company that would result in Mr. Brown having beneficial ownership of more than 9.9% of the Company's voting securities. The standstill provisions expire on the date that is two years after the 2022 Annual Meeting or June 1, 2024, unless the Cooperation Agreement is earlier terminated in accordance with the terms of the Agreement.

# SECURITY OWNERSHIP

The following table sets forth, as of April 2, 2024, the beneficial ownership of our common stock by each current and former executive officer named in the "Summary Compensation Table", each current director, executive officers and directors as a group, and each other person known by us to beneficially own more than 5% of our common stock. Unless otherwise indicated, the named persons possess sole voting and investment power with respect to the shares listed (except to the extent such authority is shared with spouses under applicable law). The percentages are based upon a total of 24,910,682 shares of common stock outstanding as of April 2, 2024, and includes shares which the individuals shown have the right to acquire upon exercise of stock options that are vested or vest within 60 days following April 2, 2024. Such shares are deemed to be outstanding in calculating the percentage ownership of such individual (and the group) but are not deemed to be outstanding as to any other person.

| Name of Beneficial Owner | Amount of Beneficial Ownership | Percent of Class |
|---|---|---|
| Mark A. Lipparelli, Director [1] | 1,983,669 | 7.96% |
| Michael Gavin Isaacs, Director | 299,934 | 1.20% |
| Meredith Brill, Director | 385,855 | 1.55% |
| Bryan W. Waters, Director | 580,663 | 2.33% |
| Cheryl A. Kondra | 135,575 | 0.54% |
| Todd P. Cravens, Former President and Chief Executive Officer [2] | 970,220 | 3.85% |
| Matthew D. Reback, President and Chief Executive Officer [3] | - | 0.00% |
| Harry C. Hagerty, Chief Financial Officer [4] | 1,090,500 | 4.34% |
| All Current Directors and Executive Officers as a Group | 5,446,416 | 21.86% |
| Cannell Capital LLC [5] | 1,417,265 | 5.69% |

(1) Mr. Lipparelli holds 1,853,669 shares of common stock under his name and 130,000 shares under Mark Allan Lipparelli TTEE.

(2) Mr. Cravens holds 685,220 shares of our common stock and holds options to purchase 285,000 shares of our common stock which are exercisable at or within 60 days of April 2, 2024.

(3) Mr. Reback holds options to purchase 400,000 shares of our common stock, none of which are exercisable at or within 60 days of April 2, 2024.

(4) Mr. Hagerty holds 890,500 shares of our common stock and holds options to purchase 200,000 shares of our common stock which are exercisable at or within 60 days of April 2, 2024.

(5) Based on Schedule 13G filed with the SEC by Cannell Capital LLC on February 13, 2024.

# DIRECTOR COMPENSATION

Board compensation is paid 60% in cash and 40% in stock. Cash compensation is paid monthly in arrears and stock compensation is paid quarterly in arrears with the stock valued at the average daily closing price in the last month of the quarter. Board Compensation targets are agreed upon and voted on annually. For the year ended December 31, 2024, the annual compensation target is $127,500 for each non-employee director. Additionally, for 2024, the annual compensation target is $170,000 for the Chair of our Board of Directors and $148,750 for the Audit Committee Chair.

The table below summarizes all compensation paid to each non-employee director for the year ended December 31, 2023.

### DIRECTOR COMPENSATION TABLE

| Name | Fees Earned or Paid in Cash | Stock Awards | Option Awards | Non-equity Incentive Plan Compensation | Non-qualified Deferred Compensation Earnings | All Other Compensation | Total |
|------|---------------------------|-------------|--------------|---------------------------------------|---------------------------------------------|-----------------------|-------|
| Mark A. Lipparelli [1] | $ 112,000 | $ 68,846 | $ — | $ — | $ — | $ — | $ 180,846 |
| Michael Gavin Isaacs [2] | $ 84,000 | $ 51,633 | $ — | $ — | $ — | $ — | 135,633 |
| Cheryl A. Kondra [3] | $ 98,000 | $ 99,740 | $ — | $ — | $ — | $ — | 197,740 |
| Bryan W. Waters [4] | $ 84,000 | $ 51,633 | $ — | $ — | $ — | $ — | 135,633 |
| Meredith Brill [5] | $ 84,000 | $ 51,633 | $ — | $ — | $ — | $ — | 135,633 |

(1) Mr. Lipparelli was appointed as the Chairman of the Board effective July 26, 2017. During the year ended December 31, 2023, Mr. Lipparelli received 29,053 shares of our restricted common stock in quarterly installments valued at $68,846, using the grant date trading price of our stock. The shares vested immediately on the grant date. We also provided Mr. Lipparelli annual cash compensation of $112,000 paid in monthly installments.

(2) Mr. Isaacs was appointed to the Board effective June 3, 2019. During the year ended December 31, 2023, Mr. Isaacs received 21,789 shares of our restricted common stock in quarterly installments valued at $51,633, using the grant date trading price of our stock. The shares vested immediately on the grant date. We also provided Mr. Isaacs cash compensation of $84,000 paid in monthly installments.

(3) Ms. Kondra was appointed to the Board effective December 2, 2021, and the Board authorized the issuance of 75,000 restricted shares of our common stock, which vest yearly over a three-year period beginning December 2, 2022. 50,000 shares have vested as of December 31, 2023, with a value of $79,000. During the year ended December 31, 2023, Ms. Kondra received 25,421 shares of our restricted common stock valued at $60,240, using the grant date trading price of our stock. The shares vested immediately on the grant date. We also provided Ms. Kondra cash compensation of $98,000 paid in monthly installments.

(4) Mr. Waters was appointed to the Board, effective April 1, 2015. During the year ended December 31, 2023, Mr. Waters received 21,789 shares of our restricted common stock in quarterly installments valued at $51,633, using the grant date trading price of our stock. The shares vested immediately on the grant date. We also provided Mr. Waters annual cash compensation of $84,000 paid in monthly installments.

(5) Ms. Brill was appointed to the Board effective July 13, 2022. During the year ended December 31, 2023, Ms. Brill received 21,789 shares of our restricted common stock in quarterly installments valued at $51,633, using the grant date and trading price of our stock. The shares vested immediately on the grant date. We also provided Ms. Brill annual cash compensation of $84,000 paid in monthly installments.

# EXECUTIVE COMPENSATION

*Compensation discussion and analysis*. Our current executive compensation plan consists of cash, stock and/or stock options compensation to the executive officers, who are primarily responsible for the day-to-day management and continuing development of our business.

*Summary compensation table*. The table below summarizes all compensation awarded to or earned by each named executive officer for each of the last two completed fiscal years.

**SUMMARY COMPENSATION TABLE**

| Name and Principal Position | Year | Salary | Bonus | Stock Awards | Option Awards | Non-equity Incentive Plan | Non-qualified Deferred Earnings | All Other Compensation [1] | Total |
|---|---|---|---|---|---|---|---|---|---|
| Todd P. Cravens [1][2] Former Chief Executive Officer | 2023 | $271,154 | $142,308 | $50,000 | — | — | — | $149,710 | $613,172 |
| | 2022 | $284,615 | $244,727 | — | $121,312 | — | — | $19,644 | $670,298 |
| Matthew D. Reback [1][3] Chief Executive Officer | 2023 | $33,654 | — | — | $410,863 | — | — | $2,379 | $446,896 |
| | 2022 | — | — | — | — | — | — | — | — |
| Harry C. Hagerty [1] Chief Financial Officer | 2023 | $200,000 | $100,000 | — | — | — | — | $22,173 | $322,173 |
| | 2022 | $200,000 | $197,983 | — | $404,375 | — | — | $20,788 | $823,146 |

(1) For our executives, all other compensation includes standard benefits such as health insurance premiums and contributions to a defined contribution plan ("401k"). In addition, for Todd P. Cravens, all other compensation includes severance payments in the amount of $129,444 made by the Company pursuant to Mr. Cravens' separation, confidentiality, and general release agreement.

(2) Todd P. Cravens was terminated from his position as CEO and President effective November 10, 2023. During the year ended December 31, 2023, Mr. Cravens received 20,000 shares of restricted stock, valued at $50,000, cliff vested at the end of the one-year period beginning March 16, 2023. As a result of Mr. Cravens' departure on November 10, 2023, none of these shares became vested.

(3) Matthew D. Reback was appointed CEO and President, effective November 13, 2023. During the year ended December 31, 2023, Mr. Reback was granted options to purchase 400,000 shares of our common stock, which vest yearly over a three-year period beginning November 13, 2023. The value of Mr. Reback's option awards was based on its grant date fair value, $410,863, using the Black-Scholes option pricing model.

*Outstanding equity awards at fiscal year-end table*. The following table summarizes all unexercised options, stock that has not vested, and equity incentive plan awards outstanding for each named executive officer as of December 31, 2023.

**OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END**

| | OPTION AWARDS | | | | | STOCK AWARDS | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) |
| Todd P. Cravens, Former CEO | 285,000 | — | — | $1.93-$3.91 | 5/31/2024 | — | — | — | — |
| Matthew D. Reback, CEO [1] | — | 400,000 | — | $1.80 | 11/13/2028 | — | — | — | — |
| Harry C. Hagerty, CFO | 200,000 | — | — | $3.91 | 1/3/2027 | — | — | — | — |

(1) Mr. Reback's 400,000 options will vest as follows: (1) 100,000 shares on November 13, 2024, (b) 100,000 on November 13, 2025, (c) 100,000 shares on November 13, 2026, and (d) 100,000 shares on November 13, 2027.

**Pay Versus Performance Table**

The following table sets forth information concerning the compensation, as calculated under SEC rules, of our named executive officers ("NEOs"), which include our former CEO, Todd Cravens, our current CEO, Matt Reback, and our CFO, Harry Hagerty, for each of the fiscal years ended December 31, 2023, 2022, and 2021, and our financial performance for each such fiscal year:

| Year | Summary Compensation Table Total for Current PEO ($) | Summary Compensation Table Total for Former PEO ($) | Compensation Actually Paid to Current PEO ($) | Compensation Actually Paid to Former PEO ($) | Average Summary Compensation Table Total for Non-PEO NEOs ($) | Average Compensation Actually Paid to Non-PEO NEOs $ | Value of Initial Fixed $100 Investment Based on Total Shareholder Return ($) | Net (Loss) Income | Adjusted EBITDA |
|---|---|---|---|---|---|---|---|---|---|
| 2023 | $ 446,896 | $ 613,172 | $ 446,896 | $ 734,484 | $ 322,173 | $ 322,173 | $ 22.00 | $ (1,755,974) | $ 10,634,869 |
| 2022 | $ 0 | $ 670,298 | $ 0 | $ 712,234 | $ 823,146 | $ 900,566 | $ 76.00 | $ (1,773,189) | $ 10,534,484 |
| 2021 | $ 0 | $ 475,331 | $ 0 | $ 494,534 | $ 219,991 | $ 371,683 | $ 212.00 | $ 2,111,812 | $ 8,733,830 |

The amounts shown in the table above represent compensation actually paid to our current principal executive officer ("Current PEO") and former principal executive officer ("Former PEO") and the average compensation actually paid to our non-PEO NEO for the relevant fiscal year, as determined under SEC rules. Matt Reback, our current CEO, has served as our PEO since November 13, 2023. Todd Cravens, our former CEO, served as our PEO for the years ended December 31, 2021 and 2022 and through November 10, 2023. Harry Hagerty, CFO, is our non-PEO NEO for fiscal years 2023, 2022, and 2021.

The Company's selected measure is Adjusted EBITDA, which is a non-GAAP financial metric. Adjusted EBITDA includes adjustments to net income (loss) to exclude interest, income taxes, depreciation, amortization, share based compensation, foreign currency exchange loss, change in fair value of interest rate swap liability and severance and other expenses related to litigation.

Compensation actually paid to our NEOs represents the "Total" compensation reported in the Summary Compensation Table for the applicable fiscal year, as adjusted as follows:

| Adjustments | 2021 Former PEO | 2021 Current PEO | 2021 Average Non-PEO NEOs | 2022 Former PEO | 2022 Current PEO | 2022 Average Non-PEO NEOs | 2023 Former PEO | 2023 Current PEO | 2023 Average Non-PEO NEOs |
|---|---|---|---|---|---|---|---|---|---|
| Deduction for Amounts Reported under the "Stock Awards" and "Option Awards" Columns in the Summary Compensation Table for Applicable FY | $ (181,600) | $ 0 | $ 0 | $ (121,312) | $ 0 | $ (404,375) | $ 0 | $ (410,863) | $ 0 |
| Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Remain Unvested as of Applicable FY End, determined as of Applicable FY End | $ 0 | $ 0 | $ 0 | $ 121,312 | $ 0 | $ 404,375 | $ 0 | $ 410,863 | $ 0 |
| Increase based on ASC 718 Fair Value of Awards Granted during Applicable FY that Vested during Applicable FY, determined as of Vesting Date | $ 181,600 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | | $ 0 |
| Increase/Deduction for Awards Granted during Prior FY that were Outstanding and Unvested as of Applicable FY End, determined based on change in ASC 718 Fair Value from Prior FY End to Applicable FY End | $ (155,277) | $ 0 | $ (77,420) | $ (56,670) | $ 0 | $ 0 | $ 0 | | $ (202,188) |
| Increase/Deduction for Awards Granted during Prior FY that Vested During Applicable FY, determined based on change in ASC 718 Fair Value from Prior FY End to Vesting Date | $ 174,480 | $ 0 | $ 229,112 | $ 98,606 | $ 0 | $ 77,420 | $ 121,312 | | $ 202,188 |
| Deduction of ASC 718 Fair Value of Awards Granted during Prior FY that were Forfeited during Applicable FY, determined as of Prior FY end | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | | $ 0 |
| Increase based on Dividends or Other Earnings Paid during Applicable FY prior to Vesting Date | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | | $ 0 |
| Increase based on Incremental Fair Value of Options/SARs Modified during Applicable FY | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | $ 0 | | $ 0 |
| **TOTAL ADJUSTMENTS** | $ 19,203 | $ 0 | $ 151,692 | $ 41,936 | $ 0 | $ 77,420 | $ 121,312 | $ 0 | $ 0 |

## Employment Agreements: Severance and Change in Control Arrangements

We typically enter into employment agreements with our executive officers. The agreements specify duties and minimum compensation commitments. The agreements also provide for severance benefits in certain circumstances and impose restrictive covenants that relate to, among other things, confidentiality and competition.

On November 6, 2023, the Company entered into an employment agreement, effective November 13, 2023, with Matt Reback to serve as the Company's President and Chief Executive Officer. The Reback employment agreement has a three-year term and provides for a base salary of $350,000 per year; an annual discretionary bonus of up to fifty percent (50%) of his base salary, and eligibility to participate in the employee benefit plans available to the Company's employees. Under the Reback employment agreement, the Company has agreed to pay a minimum bonus of $80,000 to Mr. Reback for the 2024 calendar year (on its regularly scheduled plan for annual bonus payments) if 80% of the annual bonus target is achieved. Mr. Reback also received, upon execution of the employment agreement, a stock option to purchase up to 400,000 shares of the Company's restricted common stock with a strike price equal to $1.80 per share (the price per share of the Company's common stock on the grant date, November 13, 2023, as reported on OTC Markets). The stock option will vest over 4 years, one-fourth on November 13, 2024 and one-fourth on November 13 of each of 2025, 2026 and 2027. In addition, Mr. Reback will be eligible to earn certain additional long-term incentive stock grants based on achievement of certain personal and business performance targets established by the Board. The targets, if achieved, will provide Mr. Reback the opportunity to receive a total of 70,000 shares of common stock for calendar year 2024, 100,000 shares of common stock for calendar year 2025, and 130,000 shares of common stock for calendar year 2026 (the "incentive shares.")

The Reback employment agreement provides that upon termination of employment by Mr. Reback for Good Reason or by the Company for any reason other than Mr. Reback's death or Disability or other than for Cause, Mr. Reback is entitled to receive cash severance payments equal to twelve (12) months of his annual base salary at the time of termination; and continuation of his medical and health insurance benefits for a period equal to the lesser of (x) twelve (12) months or (y) the period ending on the date he first becomes entitled to medical and health insurance benefits under any plan maintained by any person for whom Mr. Reback provides services as an employee or otherwise. If Mr. Reback's employment is terminated without Cause following a Change of Control, he is entitled to: (i) cash severance payments equal in the aggregate to twelve (12) months of his annual base salary at the time of termination; (ii) accelerated vested of any unvested stock options granted to Mr. Reback pursuant to the employment agreement; and (iii) accelerated vesting of his incentive shares as follows:

(i) if the Change of Control event takes place in calendar year 2024, the vesting of all Mr. Reback's 2024 incentive shares will be fully accelerated;

(ii) if a Change of Control event takes place in calendar year 2025, Mr. Reback will be entitled to any 2024 incentive shares "earned" in the performance of his duties, plus vesting of an amount of the 2025 incentive shares, as determined at the discretion of the Board but in any event not less than 75,000 shares, will be fully accelerated; and

(iii) if a Change of Control event takes place in calendar year 2026, Mr. Reback will be entitled any 2025 incentive shares "earned" in the performance of his duties, plus vesting of an amount of 2026 incentive shares as determined at the discretion of the Board but in any event not less than 75,000 shares, will be fully accelerated.

All of such severance payments are subject to Mr. Reback entering into and not revoking a release of claims in favor of the Company and Mr. Reback fully complying with certain covenants, including confidentiality and non-compete and non-solicit covenants.

On May 1, 2017, the Company entered into an employment agreement with Harry C. Hagerty. The Hagerty employment agreement was amended on April 22, 2024 to, among other things, extend the term through April 30, 2025, after which he intends to retire from the Company. The amended agreement anticipates that, upon the hiring of a new CFO, Mr. Hagerty will serve as a strategic advisor during the remaining term of the amended agreement to assist with the transition to the Company of the new CFO. Pursuant to the employment agreement, as amended, Mr. Hagerty continues to receive a base salary of $200,000 while he retains the title of CFO. Mr. Hagerty's salary will be $12,000 per month for three (3) months and $6,000 per month for any months remaining until April 30, 2025 while he serves as strategic advisor. In addition, pursuant to the employment agreement, as previously amended on January 3, 2022, Mr. Hagerty was granted an option to purchase 200,000 shares of the Company's common stock at a price per share of $3.91, subject to vesting and other conditions. In the event Mr. Hagerty is terminated without cause or terminates his employment for good reason, he would be entitled to salary continuation and continuation of certain benefits for an additional one year.

On November 14, 2023, in connection with the separation of Mr. Cravens' employment with the Company, the Company and Mr. Cravens executed a separation, confidentiality, and general release agreement. The Cravens separation agreement provides for salary continuation of $325,000, payable over 26 biweekly payments, an extended ability to exercise certain vested options, and certain COBRA benefits. In addition, in exchange for Mr. Cravens agreeing to provide transition services to the Company until June 30, 2024, the Company agreed to pay Mr. Cravens a total of $115,000 payable as follows: $75,000 after the 7 day revocation period expired; and the remaining $40,000 in equal monthly payments over 9 months beginning in January 2024.The separation agreement also contains restrictive covenants and a general release of claims in favor of the Company.

**PROPOSAL 2**
**RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP**
**AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

The Audit Committee has appointed Moss Adams LLP as our independent registered public accounting firm ("independent auditor") for the fiscal year ending December 31, 2024, and stockholders are being asked to ratify such appointment at the Annual Meeting.

The Board believes that representatives of Moss Adams LLP will attend the Annual Meeting, and will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

If the appointment of Moss Adams LLP is not ratified by stockholders, the Audit Committee will reconsider such appointment and may choose in its sole discretion to confirm the appointment of Moss Adams LLP or to engage a different firm to serve as the Company's independent auditor.

**THE BOARD RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF MOSS ADAMS LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2024**

**FEES PAID TO OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

Aggregate fees billed to us for services rendered during the fiscal years ended December 31, 2023 and 2022 by our independent auditors were approximately:

| Fee Type | 2023 | 2022 |
|---|---|---|
| Audit fees | $ 352,414 | $ 329,725 |
| Tax fees | — | 50,250 |
| All other fees | — | — |
| Total fees | $ 352,414 | $ 379,975 |

The Audit Fees listed above were billed in connection with the audit of our annual consolidated financial statements and the reviews of our interim consolidated financial statements included in our quarterly reports on Form 10-Q.

All of the fees set forth in the table above were pre-approved by the Audit Committee of the Board.

**OTHER MATTERS**

We are not aware of any matter other than those described in this Proxy Statement that will be acted upon at the Annual Meeting. In the event that any other matter properly comes before the Annual Meeting for a vote of stockholders, the persons named as proxies in the enclosed form of proxy will vote in accordance with their best judgment on such other matter.

**STOCKHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING**

**Proxy Statement Proposals**

Pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8"), if a stockholder wants to submit a proposal for inclusion in our proxy materials for the 2024 Annual Meeting of Stockholders, it must be received at our principal executive offices, 6480 Cameron Street, Suite 305, Las Vegas, Nevada 89118, Attention: Corporate Secretary, not later than December 27, 2024 if the Company's 2025 Annual Meeting of Stockholders is held within 30 days of May 29, 2025. In order to avoid controversy, stockholders should submit proposals by means, including electronic means, that permit them to prove the date of delivery.

**Other Proposals and Nominations**

For any stockholder proposal or director nomination that is not submitted for inclusion in next year's proxy statement pursuant to the process set forth above, but is instead sought to be presented directly at the 2025 Annual Meeting of Stockholders, a stockholder's notice must be delivered to our Corporate Secretary at our principal executive offices not earlier than the close of business on January 29, 2025 and not later than the close of business on February 28, 2025. Stockholders are advised to review our Second Amended and Restated Bylaws as they contain requirements with respect to advance notice of stockholder proposals and director nominations.

In addition to satisfying the foregoing requirements and those under the Company's Second Amended and Restated Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 30, 2025.

All proposals should be sent to our principal executive offices at 6480 Cameron Street, Suite 305, Las Vegas, Nevada 89118, Attention: Corporate Secretary and by email to hhagerty@galaxygaming.com.

The Company intends to file a Proxy Statement and WHITE universal proxy card with the SEC in connection with its solicitation of proxies for our 2024 Annual Meeting. Stockholders may obtain our Proxy Statement (and any amendments and supplements thereto) and other documents as and when filed by the Company with the SEC without charge from the SEC's website at: www.sec.gov. A copy of our Second Amended and Restated Bylaws can also be accessed through the SEC's website or is available by request to the Corporate Secretary at the address set forth above.

A proxy granted by a stockholder will give discretionary authority to the proxies to vote on any matters introduced pursuant to the above advance notice bylaw provisions, subject to applicable rules of the SEC.

Your cooperation in giving this matter your immediate attention and in returning your proxy promptly will be appreciated.

By Order of the Board of Directors

*Harry C. Hagerty*
*Chief Financial Officer, Treasurer and Corporate*
*Secretary*

Dated: April 26, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

## FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from      to

Commission file number**: 000-30653**



# Galaxy Gaming, Inc.
**(Exact name of small business issuer as specified in its charter)**

| | |
|---|---|
| **Nevada** | **20-8143439** |
| (State or other jurisdiction of incorporation or organization) | (IRS Employer Identification No.) |

**6480 Cameron Street Ste. 305 – Las Vegas, NV 89118**
(Address of principal executive offices)

**(702) 939-3254**
(Registrant's telephone number)

Securities registered under Section 12(b) of the Act:

| Title of each class | Trading symbol | Name of exchange on which registered |
|---|---|---|
| Common stock | GLXZ | OTCQB marketplace |

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by checkmark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the issuer has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☑ Emerging growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standard provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's second fiscal quarter $64,347,897.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: 24,865,439 common shares as of March 12, 2024

### DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the registrant's proxy statement for its 2024 annual meeting of stockholders, which will be filed with the Securities and Exchange Commission within 120 days of December 31, 2023, are incorporated by reference in Part III.

**GALAXY GAMING, INC.**
**ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2023**

**TABLE OF CONTENTS**

**PART I**

**PART II**

**PART III**

**PART IV**

**SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS**

This report contains, and oral statements made from time to time by our representatives may contain, forward-looking statements based on management's current expectations and projections, which are intended to qualify for the safe harbor of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements identified by words such as "believe," "will," "may," "might," "likely," "expect," "anticipates," "intends," "plans," "seeks," "estimates," "believes," "continues," "projects" and similar references to future periods, or by the inclusion of forecasts or projections. All forward-looking statements are based on current expectations and projections of future events.

These forward-looking statements reflect the current views, models, and assumptions of Galaxy Gaming, and are subject to various risks and uncertainties that cannot be predicted or qualified and could cause actual results in Galaxy Gaming's performance to differ materially from those expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, the ability of Galaxy Gaming to enter and maintain strategic alliances, product placements or installations in land based casinos or grow its iGaming business, garner new market share, secure licenses in new jurisdictions or maintain existing licenses, successfully develop or acquire and sell proprietary products, comply with regulations, including changes in gaming related and non-gaming related statutes and regulations that affect the revenues of our customers in land-based casino and, online casino markets, have its games approved by relevant jurisdictions, and adapt to changes resulting from the COVID-19 or other pandemics including without limitation, government imposed shut downs, travel restrictions and supply chain interruptions, unfavorable economic conditions in the US and worldwide, our level of indebtedness, restrictions and covenants in our loan agreement, dependence on major customers, protection of intellectual property and our ability to license the intellectual property rights of third parties, failure to maintain the integrity of our information technology systems, including without limitation, cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business, and other factors. All forward-looking statements made herein are expressly qualified in their entirety by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Readers are cautioned that all forward-looking statements speak only to the facts and circumstances present as of the date of this report. Galaxy Gaming expressly disclaims any obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise.

Actual results could differ materially from those expressed or implied in our forward-looking statements. Our future financial condition and results of operations, as well as any forward-looking statements, are subject to change and to inherent known and unknown risks and uncertainties. You should not assume at any point in the future that the forward-looking statements in this report are still valid. We do not intend, and undertake no obligation, to update our forward-looking statements to reflect future events or circumstances.

**ITEM 1. BUSINESS**

**BUSINESS**

Unless the context indicates otherwise, references to "Galaxy Gaming, Inc.," "we," "us," "our," or the "Company," refer to Galaxy Gaming, Inc., a Nevada corporation ("Galaxy Gaming").

We are an established global gaming company specializing in the design, development, acquisition, assembly, marketing and licensing of proprietary casino table games and associated technology, platforms and systems for the casino gaming industry. Casinos use our proprietary products and services to enhance their gaming operations and improve their profitability, productivity and security, as well as to offer popular cutting-edge gaming entertainment content and technology to their players. We also market our products and services to online casinos worldwide and to land-based casino gaming companies in North America, the Caribbean, Central America, the United Kingdom, Europe and Africa and to cruise ship companies. We license our products and services for use solely in legalized gaming markets. We also license our content and distribute content from other companies to iGaming operators throughout the world.

**Products and Services**

We have two operating segments which are combined into one reporting segment. In our GG Core operating segment, we license our products to gaming establishments in the physical world (casinos, racinos, cruise ships, etc.) and to providers of gaming devices such as electronic table games ("ETG's). In our GG Digital operating segment, we license our products to gaming establishments in the virtual world (online casinos and other gaming-related websites).

*Proprietary Table Games.* Casinos use Proprietary Table Games together with or in lieu of other games in the public domain (e.g. Blackjack, Craps, Roulette, etc.) because of their popularity with players and to increase profitability. Typically, Proprietary Table Games are grouped into two product types referred to as "Side Bets" and "Premium Games." Side Bets are proprietary features and wagering options typically added to public domain games such as baccarat, pai gow poker, craps and blackjack table games. Examples of our Side Bets include *21+3®, Lucky Ladies®, Bonus Craps™* and *EZ Baccarat*. Premium Games are unique stand-alone games with their own set of rules and strategies. Examples of our Premium Games include *Heads Up Hold 'em®, High Card Flush®, Cajun Stud® and Three Card Poker®*. Generally, Premium Games generate higher revenue per table placement for us than do the Side Bet games.

*Enhanced Table Systems.* Enhanced Table Systems are electronic enhancements used on casino table games to add to player appeal and to enhance game security. An example in this category is our Bonus Jackpot System ("BJS"), an advanced electronic system installed on gaming tables designed to collect data by detecting player wagers and other game activities. This information is processed and used to improve casino operations by evaluating game play, to improve dealer efficiency and to reward players through the offering of jackpots and other bonusing mechanisms. Typically, the BJS system includes an electronic video display, known as *TableVision*, which shows game information designed to generate player interest and to promote various aspects of the game. The BJS system can also be used to network numerous gaming tables together into a common system either within a casino or through the interconnection of multiple casinos, which we refer to as our *Inter-Casino Link System.* Beginning in 2022, we fundamentally redesigned our Enhanced Table Systems. Our new systems utilize off-the-shelf computer hardware and are developed using widely supported programming languages so as to be easily reviewable by the gaming laboratories that certify these types of products for use in casinos. In 2023, we launched our Galaxy Operating System ("GOS"), a platform product to which we can add new functionality as periodic releases without the need to replace the fundamental hardware or software supporting the platform.

*Product Strategy*. In the physical casino market, we have a "three-dimensional" growth strategy. First, we seek to increase the number of casinos we serve with our games. Second, within a casino, we seek to increase the number of tables on which we have placements. Our current product placements are heavily concentrated around blackjack, and we have developed or licensed side bets and other game content to address other table game categories such as baccarat, roulette and craps. Finally, by adding our enhanced systems to tables that already have our content, we can increase the billable units per table. For example, on a blackjack table that has one of our side bets we can add a second side bet and a progressive jackpot for each side bet thereby increasing the billable units for that table from one to four. As of December 31, 2023, we served 607 casinos worldwide, had content on 5,705 tables in those casinos and had a total of 9,517 billable units in those casinos.

*iGaming*. Our strategy in iGaming is similar in that we seek to have our content on as many online tables as possible. However, the structure of the iGaming business is different in that many of our customers are iGaming platform providers that offer a turnkey online gaming solution to online operators who deploy those online offerings directly to the gaming player. To a lesser extent, we license our content to online operators who have their own platform and serve gaming customers directly. The online analog to a casino is called a "skin" where a skin is a separately branded and marketed URL. Online operators often offer multiple skins targeting different markets and using different themes. Our strategy is 1) to have our content on as many skins as possible and 2) to have as many of our games as possible on each skin. As of December 31, 2023, we had content on over 2,000 skins worldwide and approximately four to six game placements on each of those skins. Finally, we expect that additional states in the U.S. will legalize online gaming, allowing our online clients to offer games to a significantly bigger audience.

**Recurring Revenue and Gross Profit**

A majority of our clients contract with us to use our products and services on a month-to-month basis with typically a 30–45 day termination notice requirement. We invoice our clients monthly, either in advance for unlimited use or in arrears for actual use, depending on the product or contract terms. Such recurring revenues accounted for substantially all of our total revenues in 2022. In 2023, we entered into perpetual license arrangements with a large customer where the customer paid an amount up front to have a perpetual right to use our gaming systems. In 2023, these perpetual license transactions accounted for 12% of our total net revenues. In general, our license revenues have few direct costs thereby generating high gross profit margins. We do not report "gross profit" in our statements of operations included in this report. Instead, gross profit would be comparable to "revenues" minus "cost of ancillary products and assembled components," both of which are presented in our statements of operations. For the game content that we license in from third parties, we pay royalties to game owners whose content we re-license to casino operators. Depending on the relationship between us and the licensor, those royalties are either deducted from gross revenue to arrive at net revenue or are included in operating expenses.

For more information about our revenues, operating income and assets, see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8. Financial Statements and Supplementary Financial Information" included in this report.

## STRATEGY

Our long-term business strategy focuses on increasing our value to casino clients by offering them enhanced services and support, and by producing innovative products and game play methodologies that their players enjoy. We believe that by increasing the value of our products and services to clients, we can continue to build our recurring revenues in both existing and new markets. To achieve this objective, we employ the following strategies:

- Expand our portfolio of services, products and technologies;
- Increase our per unit revenues by leveraging our Enhanced Table Systems;
- Expand the number of markets we serve;
- Grow our iGaming content and partner base; and
- Promote the use of our game content in adjacent gaming markets.

*Expand our portfolio of services, products and technologies.* Our strategy is to be an important vendor to casino operators by offering a complete and comprehensive portfolio of services, games, products, systems, technologies and methodologies for casino table games. We continuously develop and/or seek to acquire new proprietary table games to complement our existing offerings and to extend our penetration of proprietary table games on the casino floor. We believe we have a significant opportunity to replicate the success we have had with blackjack side bets by developing content for the other significant public domain casino games of baccarat, roulette and craps.

*Increase our revenue per unit by leveraging our Enhanced Table Systems.* Our Enhanced Table Systems are placed on tables where we already have our side bet or premium game content deployed. By adding our Enhanced Table Systems, we significantly increase the revenue we earn from that table. Gaming operators deploy the Enhanced Table Systems because they generally increase the win for the casino by an amount that significantly exceeds the cost to license the system from us. Our product strategy includes making Electronic Table Systems that support a multitude of side bets and premium games across several casino game segments (e.g., blackjack, craps, roulette, baccarat, etc.).

*Expand the number of markets we serve.* In the past, there were table games markets in North America that we could not serve or in which we could not offer our full suite of products and services. In general, this was because we were not licensed to serve casinos in that market or the license we have limits the products and services we can provide. We have made continuous efforts to obtain licensure in new markets, and in the current year, we have received new or expanded licenses in 23 jurisdictions in North America, and 3 new iGaming jurisdictions.

*Grow our iGaming content and partner base.* We have licensed our content to the iGaming segment for several years through our distributor, Progressive Games Partner, LLC ("PGP"). In 2020, we acquired PGP in order to improve our financial results from the iGaming segment by eliminating the distribution fee to PGP and by adding the revenue that PGP earns from licensing the content owned by itself and others. The COVID pandemic has resulted in a significant increase in jurisdictions considering legalizing iGaming, in many cases in concert with legalizing sports wagering. We intend to increase our revenues from iGaming in several ways. First, we expect that our existing licensees will see growth in their current markets while adding new markets in the U.S. and elsewhere. Second, we intend to add new licensees in the iGaming segment. And finally, we intend to add to the number of games that we license to both existing and new licensees.

*Promote the use of our game content in adjacent gaming markets.* We have game content that is well-known and popular in physical casinos and online casinos. One example is the Electronic Table Games ("ETG") market, which offers table game content on touch-screen video devices. As casinos face rising labor costs, table games can become unprofitable at low bet minimums, and we believe casinos may seek to expand the use of ETGs to address this shortfall. Another example is lotteries (both ticket lotteries and iLotteries), where our well-known game content may attract patrons to lotteries as another way to enjoy it. There may be regulatory restrictions on the use of casino gaming content in certain lottery markets, but the addressable market is large even excluding these markets.

## COMPETITION

We compete with several companies that develop and provide proprietary table games, electronic gaming platforms, game enhancements and related services. We believe that the principal competitive factors in our market include products and services that appeal to casinos and players, jurisdictional approvals and a well-developed sales and distribution network.

We believe that our success will depend upon our ability to remain competitive in our field. Competition can be based on price, brand recognition, player appeal and the strength of underlying intellectual property and superior customer service. Larger competitors may have longer operating histories, greater brand recognition, more firmly established supply relationships, superior capital resources, distribution and product inventory than we do. Smaller competitors may be more able to participate in developing and marketing table games, compared to other gaming products, because of the lower cost and complexity associated with the development of these products and a generally less stringent regulatory environment. We compete with others in efforts to obtain or create innovative products, obtain financing, acquire other gaming companies, and license and distribute products. We compete on these bases, as well as on the strength of our sales, service and distribution channels.

Our competitors include, but are not limited to, Light & Wonder, Inc.; International Game Technology; Play AGS, Inc.; TCS/John Huxley; Aces Up Gaming LLC; and Masque Publishing. Most of these competitors are larger than we are, have more financial resources than we do, and have more business segments than we do. In addition, we expect additional competitors to emerge in the future. There can be no assurances that we will be able to compete effectively in the future and failure to compete successfully in the market could have a material adverse effect on our business.

## SUPPLIERS

We own outright the content for Side Bets and Premium Games and we license games from others, to whom we pay royalty fees when we license those games to others (including in the online gaming sector). We generally have multi-year licensing agreements for this content. With respect to our Enhanced Table Systems, we obtain most of the parts for our products from third-party suppliers, including both off-the-shelf items as well as components manufactured to our specifications. We also assemble a small number of parts in-house that are used both for product assembly and for servicing existing products. We generally perform warehousing, quality control, final assembly and shipping functions from our facilities in Las Vegas, Nevada, although small inventories are maintained, and repairs are performed by our field service employees.

In our iGaming business, we license some of our game content from other providers for re-licensing to online operators along with the content we own outright. We pay royalties to the owners of the content that we license from them.

## RESEARCH AND DEVELOPMENT

We seek to develop and maintain a robust pipeline of new products and services to bring to market. We employ a staff of hardware and software engineers, graphic artists and game developers at our corporate offices to support, improve and upgrade our products and to develop and explore other potential table game products, technologies, methodologies and services. We also will use outside services for research and development from time to time.

## INTELLECTUAL PROPERTY

Our products and the intellectual property associated with them are typically protected by patents, trademarks, copyrights and non-compete agreements. However, there can be no assurance that the steps we have taken to protect our intellectual property will be sufficient. Further, in the United States certain court rulings may make it difficult to enforce patents around the math relating to casino games, which makes us more dependent on copyrights and trademarks for protection. In addition, the laws of some foreign countries do not protect intellectual property to the same extent as the laws of the United States, which could increase the likelihood of infringement. Furthermore, other companies could develop similar or superior products without violating our intellectual property rights. If we resort to legal proceedings to enforce our intellectual property rights, the proceedings could be burdensome, disruptive and expensive, and distract the attention of management, and there can be no assurance that we would prevail.

We have been subject to litigation claiming that we have infringed the rights of others and/or that certain of our patents and other intellectual property are invalid or unenforceable. We have also brought actions against others to protect our rights.

## GOVERNMENT REGULATION

We are subject to regulation by governmental authorities in most jurisdictions in which we offer our products. The development and distribution of casino games, gaming equipment, systems technology and related services, as well as the operation of casinos, are all subject to regulation by a variety of federal, state, international, tribal, and local agencies with the majority of oversight provided by individual state gaming control boards. While the regulatory requirements vary by jurisdiction, most require:

- Findings of suitability for the Company, individual officers, directors, key employees and major shareholders;
- Documentation of qualification, including evidence of financial stability;
- Specific product approvals for games and gaming equipment; and
- Licenses, registrations and/or permits.

Gaming regulatory requirements vary from jurisdiction to jurisdiction, and obtaining licenses, registrations, findings of suitability for our officers, directors, and principal stockholders and other required approvals with respect to us, our personnel and our products are time consuming and expensive. Generally, gaming regulatory authorities have broad discretionary powers and may deny applications for or revoke approvals on any basis they deem reasonable. We have approvals that enable us to conduct our business in numerous jurisdictions, subject in each case to the conditions of the particular approvals. These conditions may include limitations as to the type of game or product we may sell or lease, as well as limitations on the type of facility, such as riverboats, and the territory within which we may operate, such as tribal nations. Gaming laws and regulations serve to protect the public interest and ensure gambling related activity is conducted honestly, competitively and free of corruption. Regulatory oversight additionally ensures that the local authorities receive the appropriate amount of gaming tax revenues. As such, our financial systems and reporting functions must demonstrate high levels of detail and integrity.

We also have authorizations with certain Native American tribes throughout the United States that have compacts with the states in which their tribal dominions are located or operate or propose to operate casinos. These tribes generally require suppliers of gaming and gaming-related equipment to obtain authorizations. Gaming on Native American lands within the United States is governed by the Federal Indian Gaming Regulatory Act of 1988 ("IGRA") and specific tribal ordinances and regulations. Class III gaming (table games and slot machines, for example), as defined under IGRA, also requires a Tribal-State Compact, which is a written agreement between a specific tribe and the respective state. This compact authorizes the type of Class III gaming activity and the standards, procedures and controls under which the Class III gaming activity must be conducted. The National Indian Gaming Commission ("NIGC") has oversight authority over gaming on Native American lands and generally monitors tribal gaming, including the establishment and enforcement of required minimum internal control standards. Each tribe is sovereign and must have a tribal gaming commission or office established to regulate tribal gaming activity to ensure compliance with IGRA, NIGC, and its Tribal-State Compact. We have complied with each of the numerous vendor licensing, specific product approvals and shipping notification requirements imposed by Tribal-State Compacts and enforced by tribal and/or state gaming agencies under IGRA in the Native American lands in which we do business.

The nature of the industry and our worldwide operations make the license application process very time consuming and require extensive resources. We engage legal resources familiar with local customs in certain jurisdictions to assist in keeping us compliant with applicable regulations worldwide. Through this process, we seek to assure both regulators and investors that all our operations maintain the highest levels of integrity and avoid any appearance of impropriety.

We have obtained or applied for all required government licenses, permits, registrations, findings of suitability and approvals necessary to develop and distribute gaming products in all jurisdictions where we directly operate. Although many regulations at each level are similar or overlapping, we must satisfy all conditions individually for each jurisdiction. Additionally, in certain jurisdictions we license our products through distributors authorized to do business in those jurisdictions.

In addition to what may be required of our officers, board members, key employees and substantial interest holders, any of our stakeholders, including but not limited to investors, may be subject to regulatory requests and suitability findings. Failure to comply with regulatory requirements or obtaining a finding of unsuitability by a regulatory body could result in a substantial or total loss of investment.

In the future, we intend to seek the necessary registrations, licenses, approvals, and findings of suitability for us, our products, and our personnel in other jurisdictions throughout the world. However, we may be unable to obtain such necessary items, or if such items are obtained, may be revoked, suspended, or conditioned. In addition, we may be unable to obtain on a timely basis, or to obtain at all, the necessary approvals of our future products as they are developed, even in those jurisdictions in which we already have existing products licensed or approved. If the necessary registrations are not sought after or the required approvals not received, we may be prohibited from selling our products in that jurisdiction or may be required to sell our products through other licensed entities at a reduced profit.

**EMPLOYEES**

As of December 31, 2023, we had 46 full-time employees, including executive officers, management personnel, accounting personnel, office staff, sales staff, service technicians and research and development personnel. As needed, we also employ part-time and temporary employees and pay for the services of independent contractors.

**ITEM 1A. RISK FACTORS**

A smaller reporting company is not required to provide the information required by this Item.

**ITEM 1B. UNRESOLVED STAFF COMMENTS**

A smaller reporting company is not required to provide the information required by this Item.

**ITEM 1C. CYBERSECURITY**

**Risk Management and Strategy**

We have developed and implemented cybersecurity risk management processes intended to protect the confidentiality, integrity and availability of our critical systems and information.

Our cybersecurity risk management program includes:

- physical, technological and administrative controls intended to support our cybersecurity and data governance framework, including protections designed to protect the confidentiality, integrity and availability of our key information systems;

- risk assessments designed to help identify material cybersecurity risks to our critical systems and information;

- designated team members are responsible for managing our cybersecurity risk assessment processes, our security controls, and our response to cybersecurity incidents; and

- the use of external service providers, where appropriate, to assess, test or otherwise assist with aspects of our security controls.

We have not identified risks from known cybersecurity threats that have materially affected or are reasonably likely to materially affect us, including our operations, business strategy, results of operations, or financial condition. See Item 1A. "Risk Factors – Cyber-attacks or other failures in our telecommunications or information technology systems, or those of our collaborators, third-party logistics providers, distributors or other contractors or consultants, could result in information theft, data corruption and significant disruption of our business operations."

**Governance**

Our Board considers cybersecurity risk as part of its risk oversight function. The Board receives periodic reports from management on the integrity of our technology communication infrastructure and any cybersecurity risks. In addition, management updates the Board, as necessary, regarding any material cybersecurity incidents, as well as any incidents with lesser impact potential.

Our management team, including our Chief Financial Officer, along with third party infrastructure providers are responsible for assessing and managing our material risks from cybersecurity threats. Our Chief Financial Officer has primary responsibility for our overall cybersecurity risk management program. Our Chief Financial Officer has experience supervising and managing company information technology departments.

Our management team supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means, which may include briefings from external security personnel; threat intelligence and other information obtained from governmental, public or private sources; and alerts and reports produced by security tools deployed in the information technology environment.

**ITEM 2. PROPERTIES**

We do not own any real property used in the operation of our current business. We maintain our corporate office at 6480 Cameron Street, Suite 305, Las Vegas, Nevada, where we currently occupy approximately 14,000 square feet of combined office and warehouse space. We also maintain a small warehouse and service facility in Kent, Washington and a small office in Richland, Washington. See

Note 8 to our audited financial statements included in Item 8 "Financial Statements and Supplementary Financial Information" for further details.

**ITEM 3. LEGAL PROCEEDINGS**

We have been named in and have brought lawsuits in the normal course of business. See Note 10 to our audited financial statements included in Item 8 "Financial Statements and Supplementary Financial Information" for further details.

**ITEM 4. MINE SAFETY DISCLOSURES**

A smaller reporting company is not required to provide the information required by this Item.

## PART II

**ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS**

Our common stock is quoted on the OTCQB marketplace ("OTCQB") under the ticker symbol GLXZ.

The following table sets forth the range of high and low closing sale prices for our common stock for each of the periods indicated as reported by the OTCQB.

| | 2023 | | 2022 | |
|---|---|---|---|---|
| **Quarter Ended** | **High ($)** | **Low ($)** | **High ($)** | **Low ($)** |
| March 31, | 3.15 | 2.30 | 4.63 | 3.53 |
| June 30, | 2.70 | 2.34 | 5.39 | 3.20 |
| September 30, | 3.05 | 2.50 | 3.90 | 2.35 |
| December 31, | 2.90 | 1.40 | 2.75 | 2.15 |

The Securities and Exchange Commission (the "SEC") has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a market price of less than $5.00, other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document prepared by the SEC, that: (a) contains a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (b) contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the securities laws; (c) contains a brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price; (d) contains a toll-free telephone number for inquiries on disciplinary actions; (e) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (f) contains such other information and is in such form, including language, type size and format, as the SEC shall require by rule or regulation.

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, the customer with (a) bid and offer quotations for the penny stock; (b) the compensation of the broker-dealer and its salesperson in the transaction; (c) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (d) a monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement as to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.

These disclosure requirements may have the effect of reducing the trading activity for our common stock. Therefore, stockholders may have difficulty buying or selling our securities.

### HOLDERS OF OUR COMMON STOCK

As of March 12, 2024, we had 24,865,439 shares of our common stock issued and outstanding and 38 shareholders of record.

### DIVIDEND POLICY

There are no restrictions in our articles of incorporation or bylaws that prevent us from declaring dividends. The Nevada Revised Statutes, however, do prohibit us from declaring dividends where after giving effect to the distribution of the dividend:

- We would not be able to pay our debts as they become due in the usual course of business; or
- Our total assets would be less than the sum of our total liabilities plus the amount that would be needed to satisfy the rights of shareholders who have preferential rights superior to those receiving the distribution.

We have not declared any dividends, and we do not plan to declare any dividends in the foreseeable future. The Fortress Credit Agreement imposes significant restrictions on our ability to pay dividends. See Note 9 to our audited consolidated financial statements included in Item 8 "Financial Statements and Supplementary Financial Information" for further details.

**TRANSFER AGENT**

Our stock transfer agent and registrar is Pacific Stock Transfer Company located at 6725 Via Austi Parkway, Suite 300, Las Vegas, Nevada, 89119. Their telephone number is (540) 216-0187.

**ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

*The following is a discussion and analysis of our financial condition, results of operations and liquidity and capital resources as of and for the years ended December 31, 2023 and 2022. This discussion should be read together with our audited consolidated financial statements and related notes included in Item 8. Financial Statements and Supplementary Financial Information. Some of the information contained in this discussion includes forward-looking statements that involve risks and uncertainties; therefore our "Special Note Regarding Forward-Looking Statements" should be reviewed for a discussion of important factors that could cause actual results to differ materially from the results described in, or implied by, such forward-looking statements.*

**OVERVIEW**

We develop, acquire, assemble and market technology and entertainment-based products and services for the gaming industry for placement on casino floors and on legal internet gaming sites. Our products and services primarily relate to licensed casino operators' table games activities and focus on either increasing their profitability, productivity and security or expanding their gaming entertainment offerings in the form of proprietary table games, electronically enhanced table game platforms, fully-automated electronic tables and other ancillary equipment. In addition, we license intellectual property to legal internet gaming operators. Our products and services are offered in highly regulated markets throughout the world. Our products are assembled at our headquarters in Las Vegas, Nevada, as well as outsourced for certain sub-assemblies in the United States.

*Results of operations for the years ended December 31, 2023 and 2022.*

Our net revenue consists of the following components:

|  | Year Ended December 31, | | |
|  | 2023 | | 2022 |
|---|---|---|---|
| Recurring License Revenue | $ | 28,079,883 | $ 25,591,274 |
| Sale of Perpetual Licenses | | 3,651,989 | 275,308 |
| Gross Revenue | | 31,731,872 | 25,866,582 |
| Royalties Netted against Gross Revenue | | 3,942,788 | 2,424,276 |
| Net Revenue | $ | 27,789,084 | $ 23,442,306 |

For the year ended December 31, 2023, we generated net revenues of $27,789,084 compared to net revenues of $23,442,306 in 2022, representing an increase of $4,346,778, or 18.5%. Net revenues for the year ended December 31, 2023 and 2022 represent $31,728,503 and $25,865,368 in gross billings respectively, net of $3,942,788 and $2,424,276 in license royalty payments in 2023 and 2022. Net revenues in our GG Core operating segment increased 25.7%, from $15,399,059 to $19,356,289. This increase was attributable to revenue from the sale of perpetual licenses to customers of $3,651,989 in 2023, compared to $275,308 in 2022, or $3,376,681 year over year. Other increases were attributed to revenues from a new distribution agreement. Net revenues in our GG Digital operating segment increased 4.8% from $8,043,247 to $8,432,795. Our online gaming revenues increased due to our online customers experiencing growth in their traditional markets and their entry into new markets.

Cost of ancillary products and assembled components were $1,263,271 in 2023, compared to $198,531 in 2022, representing an increase of $1,064,740, or 536.3%. The increase was driven by the transfer of products underlying the sale of perpetual licenses.

Selling, general and administrative expenses were $15,676,628 in 2023, compared to $12,548,033 in 2022, representing an increase of $3,128,595, or 24.9%. The increase was driven by higher salaries, wages, and severance costs.

Research and development expenses were $823,189, in 2023 compared to $584,513 in 2022, representing an increase of $238,676, or 40.8%. This increase was primarily due to higher salaries and wages from increased headcount for employees developing GOS.

Share-based compensation expenses were $1,021,953 in 2023 compared to $1,278,068 in 2022, representing a decrease of $256,115, or 20.0%. This decrease was due to lower amortization expense on options fully vested, offset by increased amortization expense for options granted to new hires.

As a result of the changes described above, income from operations was $6,729,582 in 2023, compared to $6,071,802 in 2022, an increase of $657,780, or 10.8%.

Total interest expense increased $1,651,888 to $9,063,112 in 2023, compared to $7,411,224 in 2022. The increase was attributable to significantly higher rates of interest on our borrowings. Total interest income increased $540,048 to $611,271 in 2023, compared to $71,223 in 2022. The increase was attributable to higher interest earned on multiple operating accounts.

The income tax expense was $79,228 in 2023 based on an effective rate of (5.51)% compared to the benefit of $208,887 in 2022 based on an effective rate of 12.85%. The (5.51)% effective tax rate for 2023 differed from the statutory federal income tax rate of 21% and was primarily attributable to (i) the foreign tax credit carryover not utilized in 2022 and carried over to future periods; (ii) the Company maintaining a valuation allowance against its deferred tax assets; and (iii) other true ups on credits, Net Operating Losses, and other deferred tax items.

*Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").* Adjusted EBITDA includes adjustments to net income (loss) to exclude interest, income taxes, depreciation, amortization, share based compensation, foreign currency exchange loss, change in fair value of interest rate swap liability and severance and other expenses related to litigation. Adjusted EBITDA is not a measure of performance defined in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). However, Adjusted EBITDA is used by management to evaluate our operating performance. Management believes that disclosure of the Adjusted EBITDA metric offers investors, regulators and other stakeholders a view of our operations in the same manner management evaluates our performance. When combined with GAAP results, management believes Adjusted EBITDA provides a comprehensive understanding of our financial results. Adjusted EBITDA should not be considered as an alternative to net income or (loss) to net cash provided by operating activities as a measure of operating results or of liquidity. It may not be comparable to similarly titled measures used by other companies, and it excludes financial information that some may consider important in evaluating our performance. A reconciliation of GAAP net income to Adjusted EBITDA is as follows:

| | | Year Ended December 31, | | |
| --- | --- | --- | --- | --- |
| **Adjusted EBITDA Reconciliation:** | | **2023** | | **2022** |
| Net loss | $ | (1,807,586) | $ | (1,773,189) |
| Interest expense | | 9,063,112 | | 7,411,224 |
| Interest income | | (611,271) | | (71,223) |
| Provision for income taxes | | 79,228 | | 208,887 |
| Depreciation and amortization | | 2,274,461 | | 2,761,359 |
| EBITDA | | 8,997,944 | | 8,537,058 |
| Share-based compensation (1) | | 1,021,953 | | 1,278,068 |
| Realized and unrealized foreign currency exchange (gain)/loss (2) | | 6,099 | | 290,394 |
| Severance expense (3) | | 474,798 | | 28,477 |
| CEO transition expenses (4) | | 128,106 | | — |
| Special project expense (benefit) - Triangulum (5) | | — | | (86,959) |
| Special project expense - Other (6) | | 5,969 | | 487,446 |
| Adjusted EBITDA | $ | 10,634,869 | $ | 10,534,484 |

(1) Represents non-cash expenses for stock option and restricted stock vesting of directors, officers, employees and consultants.
(2) Represents realized and unrealized gains and losses due to fluctuations in foreign currency rates.
(3) Includes $440,000 in severance expense relating to the termination of Todd Cravens, who was the President and Chief Executive Officer ("CEO"). Remainder relates to severance expense for two employees.
(4) Represents recruitment fee of $100,000 for new CEO hire and $28,106 in moving expenses incurred by new CEO, Matt Reback and reimbursed by the Company.
(5) Represents payment made to the Company on a policy claim relating to the Triangulum Litigation in 2021.
(6) Represents legal fees paid in relation to miscellaneous shareholder matters.

*Liquidity and capital resources.* We have generally been able to fund our continuing operations, our investments, and the obligations under our existing borrowings through cash flow from operations. We may require additional capital to undertake acquisitions or to repay in full our indebtedness. Our ability to access capital for operations or for acquisitions will depend on conditions in the capital markets and investors' perceptions of our business prospects and such conditions and perceptions may not always favor us.

Our cash and cash equivalents balances were $16,691,514 and $18,237,513 at December 31, 2023 and 2022, respectively. As of December 31, 2023, we had total current assets of $22,156,035 and total assets of $40,475,800. This compares to $24,194,187 and $42,010,516, respectively, as of December 31, 2022. The decrease in total current assets as of December 31, 2023 was primarily due to a decrease in cash and prepaid expenses, offset by an increase in trade receivables. The net decrease in total assets as of December 31, 2023 was due to the decrease in current assets; decrease in right-of-use assets and intangibles due to amortization; and an increase in assets deployed at client locations to fulfill demand for the Company's new GOS operating system.

Our total current liabilities as of December 31, 2023 decreased to $4,875,967 from $6,032,441 as of December 31, 2022, primarily due to the payment of accrued royalties.

Based on our current forecast of operations, we believe we will have sufficient liquidity to fund our operations and to meet the obligations under our financing arrangements as they come due over at least the next 12 months.

We continue to file applications for new or enhanced licenses in several jurisdictions, which may result in significant future legal and regulatory expenses. A significant increase in such expenses may require us to postpone growth initiatives or investments in personnel, inventory and research and development of our products. It is our intention to continue such initiatives and investments. However, to the extent we are not able to achieve our growth objectives or raise additional capital, we will need to evaluate the reduction of operating expenses.

### Operating activities

Our operating activities provided $2,729,477 in cash for the year ended December 31, 2023, compared to cash provided of $6,391,040 for the year ended December 31, 2022. Cash provided consisted of $1,807,586 in net loss adjusted for $5,077,750 in non-cash expense addbacks, primarily composed of the change in depreciation and amortization expenses, amortization of debt issuance costs, share-based compensation, foreign currency exchange loss and amortization of right-of-use assets, offset by a $540,687 decrease from changes in assets and liabilities related to operating activities. The change in assets and liabilities related to operating activities primarily reflects a $758,536 increase in accounts receivable, a $1,902,174 decrease in accounts payable and accrued expenses, and a $250,488 decrease in operating lease liabilities; offset by a $1,108,132 decrease in income tax receivable, and $1,159,849 decrease in prepaids and other current assets.

### Investing activities

Net cash used in investing activities was $2,955,681 for the year ended December 31, 2023, and $3,417,337 for the year ended December 31, 2022.  The majority of the 2023 figure is the result of the acquisition of software and assets deployed at client locations. The majority of the 2022 figure is the result of the $2,000,000 purchase and retirement of the obligation to make contingent payments to a third party out of revenue we receive in licensing our Bonus Craps™ game, and acquisition of software.

### Financing activities

Net cash used in financing activities for the year ended December 31, 2023, was $1,367,304.  The principal financing activities were the mandatory repayment and excess cash flow sweeps on the Fortress Credit Agreement of $1,223,071, and payment of $463,964 on insurance notes payable, largely offset by the proceeds from stock option exercises.

Net cash used in financing activities for the year ended December 31, 2022, was $745,633. The principal financing activities were the mandatory repayment of $600,000 on the Fortress Credit Agreement and payment of $658,550 on insurance notes payable, largely offset by the proceeds from stock option exercises.

**Critical Accounting Policies.** Our consolidated financial statements have been prepared in accordance with U.S. GAAP. We consider the following accounting policies to be the most important to understanding and evaluating our financial results.

**Revenue recognition.** We account for our revenue in accordance with Accounting Standards Codification Topic 606, *Revenue from Contracts with Customers*. We generate revenue primarily from the licensing of our intellectual property. We recognize revenue under recurring fee license contracts monthly as we satisfy our performance obligation, which consists of granting the customer the right to use our intellectual property. Amounts billed are determined based on flat rates or usage rates stipulated in the customer contract.

We sell the perpetual right to use our intellectual property, and from time to time, sell the units used to deliver the gaming systems. Control transfers and we recognize revenue at a point in time when the gaming system is available for use by a customer, which is no earlier than the shipment of the products to the customer or an intermediary for the customer.

**Recently issued accounting pronouncements.** We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A smaller reporting company is not required to provide the information required by this Item.

**ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY FINANCIAL INFORMATION**

**INDEX TO FINANCIAL STATEMENTS**

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Galaxy Gaming, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of Galaxy Gaming, Inc. (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive income (loss), stockholders' deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

Critical audit matters are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Moss Adams LLP

San Diego, California
March 22, 2024

We have served as the Company's auditor since 2020.

# GALAXY GAMING, INC.
# CONSOLIDATED BALANCE SHEETS
# DECEMBER 31, 2023 AND 2022

| ASSETS | December 31, 2023 | December 31, 2022 |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ 16,691,514 | $ 18,237,513 |
| Accounts receivable, net of allowance for credit losses of $200,192 and $183,242, respectively | 4,173,990 | 3,449,753 |
| Income tax receivable | 80,718 | 515,259 |
| Prepaid expenses | 1,209,813 | 1,402,824 |
| Other current assets | — | 588,838 |
| **Total current assets** | 22,156,035 | 24,194,187 |
| **Property and equipment, net** | 98,053 | 143,438 |
| **Operating lease right-of-use assets** | 785,543 | 1,002,749 |
| **Assets deployed at client locations, net** | 3,268,294 | 1,399,708 |
| **Goodwill** | 1,091,000 | 1,091,000 |
| **Other intangible assets, net** | 12,755,735 | 13,906,111 |
| **Other assets** | 321,140 | 273,323 |
| **Total assets** | $ 40,475,800 | $ 42,010,516 |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| **Current liabilities:** | | |
| Accounts payable | $ 1,002,061 | $ 1,129,869 |
| Accrued expenses | 2,584,231 | 3,697,504 |
| Revenue contract liability | 167,014 | 16,667 |
| Current portion of operating lease liabilities | 268,541 | 248,317 |
| Current portion of long-term debt | 854,120 | 940,084 |
| **Total current liabilities** | 4,875,967 | 6,032,441 |
| **Long-term operating lease liabilities** | 585,879 | 830,289 |
| **Long-term debt and liabilities, net** | 53,196,585 | 52,960,772 |
| **Deferred tax liabilities, net** | 60,790 | 72,401 |
| **Total liabilities** | 58,719,221 | 59,895,903 |
| **Commitments and Contingencies (See Note 10)** | | |
| **Stockholders' deficit** | | |
| Preferred stock, 10,000,000 shares authorized; $0.001 par value; 0 shares issued and outstanding | — | — |
| Common stock, 65,000,000 shares authorized; $0.001 par value; 24,845,439 and 24,411,098 shares issued and outstanding, respectively | 24,846 | 24,411 |
| Additional paid-in capital | 18,972,901 | 17,575,396 |
| Accumulated deficit | (37,124,126) | (35,316,540) |
| Accumulated other comprehensive loss | (117,042) | (168,654) |
| **Total stockholders' deficit** | (18,243,421) | (17,885,387) |
| **Total liabilities and stockholders' deficit** | $ 40,475,800 | $ 42,010,516 |

The accompanying notes are an integral part of the consolidated financial statements.

**GALAXY GAMING, INC.**
**CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)**
**YEARS ENDED DECEMBER 31, 2023 AND 2022**

| | Year Ended | |
|---|---|---|
| | December 31, 2023 | December 31, 2022 |
| **Revenue:** | | |
| Licensing fees | $ 27,789,084 | $ 23,442,306 |
| **Total revenue** | 27,789,084 | 23,442,306 |
| **Costs and expenses:** | | |
| Cost of ancillary products and assembled components | 1,263,271 | 198,531 |
| Selling, general and administrative | 15,676,628 | 12,548,033 |
| Research and development | 823,189 | 584,513 |
| Depreciation and amortization | 2,274,461 | 2,761,359 |
| Share-based compensation | 1,021,953 | 1,278,068 |
| **Total costs and expenses** | 21,059,502 | 17,370,504 |
| **Income from operations** | 6,729,582 | 6,071,802 |
| **Other income (expense):** | | |
| Interest income | 611,271 | 71,223 |
| Interest expense | (9,063,112) | (7,411,224) |
| Foreign currency exchange loss | (6,099) | (290,394) |
| Other non-recurring income (loss) | — | (5,709) |
| **Total other expense, net** | (8,457,940) | (7,636,104) |
| **Loss before provision for income taxes** | (1,728,358) | (1,564,302) |
| **(Provision) for income taxes** | (79,228) | (208,887) |
| **Net loss** | (1,807,586) | (1,773,189) |
| Foreign currency translation adjustment | 51,612 | (21,461) |
| **Comprehensive loss** | $ (1,755,974) | $ (1,794,650) |
| | | |
| **Net loss per share:** | | |
| **Basic** | $ (0.07) | $ (0.07) |
| **Diluted** | $ (0.07) | $ (0.07) |
| | | |
| **Weighted-average shares outstanding:** | | |
| **Basic** | 25,542,214 | 24,770,765 |
| **Diluted** | 25,542,214 | 24,770,765 |

The accompanying notes are an integral part of the consolidated financial statements.

## GALAXY GAMING, INC.
## CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
## YEARS ENDED DECEMBER 31, 2023 AND 2022

| | Common Stock | | Additional Paid-in Capital | Accumulated Deficit | Accumulated Other Comprehensive Loss | Total Stockholders' Deficit |
|---|---|---|---|---|---|---|
| | Shares | Amount | | | | |
| **Beginning balance, January 1, 2022** | 23,523,969 | $ 23,524 | $ 16,380,597 | $ (33,543,351) | $ (147,193) | $ (17,286,423) |
| Net loss | — | — | — | (1,773,189) | — | (1,773,189) |
| Foreign currency translation loss | — | — | — | — | (21,461) | (21,461) |
| Surrender of options | (365,751) | (366) | (1,279,767) | — | — | (1,280,133) |
| Stock options exercised | 1,098,831 | 1,099 | 1,196,652 | — | — | 1,197,751 |
| Share-based compensation | 154,049 | 154 | 1,277,914 | — | — | 1,278,068 |
| **Balance, December 31, 2022** | 24,411,098 | $ 24,411 | $ 17,575,396 | $ (35,316,540) | $ (168,654) | $ (17,885,387) |
| Net loss | — | — | — | (1,807,586) | — | (1,807,586) |
| Foreign currency translation income | — | — | — | — | 51,612 | 51,612 |
| Stock options exercised | 289,500 | 290 | 375,697 | — | — | 375,987 |
| Share-based compensation | 144,841 | 145 | 1,021,808 | — | — | 1,021,953 |
| **Balance, December 31, 2023** | 24,845,439 | $ 24,846 | $ 18,972,901 | $ (37,124,126) | $ (117,042) | $ (18,243,421) |

The accompanying notes are an integral part of the consolidated financial statements.

# GALAXY GAMING, INC.
## CONSOLIDATED STATEMENTS OF CASH FLOWS
### YEARS ENDED DECEMBER 31, 2023 AND 2022

|  | Year Ended | |
|---|---|---|
|  | December 31, 2023 | December 31, 2022 |
| **Cash flows from operating activities:** | | |
| Net loss | $ (1,807,586) | $ (1,773,189) |
| **Adjustments to reconcile net loss to net cash provided by operating activities:** | | |
| Depreciation and amortization | 2,274,461 | 2,761,359 |
| Amortization of right-of-use assets | 243,509 | 232,190 |
| Amortization of debt issuance costs and debt discount | 1,515,139 | 1,476,545 |
| Credit loss expense (recovery) | 34,299 | (121,222) |
| Loss on sale of property & equipment | - | 113,561 |
| Deferred income tax | (11,611) | (102,817) |
| Share-based compensation | 1,021,953 | 1,278,068 |
| **Changes in operating assets and liabilities:** | | |
| Accounts receivable | (758,536) | 1,077,564 |
| Income tax receivable | 1,108,132 | 1,019,825 |
| Prepaid expenses and other current assets | 1,159,849 | (348,163) |
| Other assets | (47,817) | (106,236) |
| Accounts payable | (127,808) | 755,808 |
| Accrued expenses | (1,774,366) | 378,845 |
| Revenue contract liability | 150,347 | (20,833) |
| Operating lease liabilities | (250,488) | (230,265) |
| **Net cash provided by operating activities** | 2,729,477 | 6,391,040 |
| **Cash flows from investing activities:** | | |
| Investment in internally developed software | (697,350) | (685,022) |
| Investment in purchase of intellectual property | - | (2,000,000) |
| Acquisition of property and equipment | (15,494) | (117,013) |
| Acquisition of assets deployed at client locations | (3,079,858) | (654,454) |
| Transfer of title of assets deployed at client locations to perpetual license customer | 837,021 | 39,152 |
| **Net cash used in investing activities** | (2,955,681) | (3,417,337) |
| **Cash flows from financing activities:** | | |
| Payments of debt issuance costs | (56,256) | (59,583) |
| Proceeds from stock option exercises | 375,987 | 572,500 |
| Principal payments on long-term debt | (1,687,035) | (1,258,550) |
| **Net cash used in financing activities** | (1,367,304) | (745,633) |
| **Effect of exchange rate changes on cash** | 47,509 | (49,271) |
| **Net (decrease) increase in cash and cash equivalents** | (1,545,999) | 2,178,799 |
| **Cash and cash equivalents – beginning of period** | 18,237,513 | 16,058,714 |
| **Cash and cash equivalents – end of period** | $ 16,691,514 | $ 18,237,513 |
| **Supplemental cash flow information:** | | |
| Cash paid for interest | $ 7,606,450 | $ 6,051,676 |
| Cash paid for income taxes | $ 84,850 | $ 76,663 |
| **Supplemental schedule of non-cash activities:** | | |
| Insurance acquired under note payable | $ 378,000 | $ 498,265 |
| Net option settlement and tax withholding through additional paid-in capital | $ — | $ 1,280,133 |
| Right-of-use assets obtained in exchange for lease liabilities | $ 26,302 | $ 71,901 |

The accompanying notes are an integral part of the consolidated financial statements.

## NOTE 1. NATURE OF OPERATIONS

Unless the context indicates otherwise, references to "Galaxy Gaming, Inc.," "we," "us," "our," or the "Company," refer to Galaxy Gaming, Inc., a Nevada corporation ("Galaxy Gaming").

We are an established global gaming company specializing in the design, development, acquisition, assembly, marketing and licensing of proprietary casino table games and associated technology, platforms and systems for the casino gaming industry. Casinos use our proprietary products and services to enhance their gaming operations and improve their profitability, productivity and security, as well as to offer popular cutting-edge gaming entertainment content and technology to their players. We market our products and services to online casinos worldwide and to land-based casino gaming companies in North America, the Caribbean, Central America, the United Kingdom, Europe and Africa and to cruise ship companies. We license our products and services for use solely in legalized gaming markets. We also license our content and distribute content from other companies to iGaming operators throughout the world.

*Credit Agreement Amendments and Fortress Credit Agreement.* See Note 9 for discussion of amendments made to the Company's credit agreement and the entry into the Fortress Credit Agreement.

## NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

*Basis of presentation.* The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP") and the rules of the Securities and Exchange Commission ("SEC"). In the opinion of management, the accompanying consolidated financial statements contain all necessary adjustments (including all those of a recurring nature and those necessary in order for the financial statements to be not misleading) and all disclosures to present fairly our financial position and the results of our operations and cash flows for the periods presented.

*Basis of accounting.* The consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. GAAP.

*Use of estimates and assumptions.* We are required to make estimates, judgments and assumptions that we believe are reasonable based on our historical experience, contract terms, observance of known trends in our Company and the industry as a whole, and information available from other outside sources. Our estimates affect reported amounts for assets, liabilities, revenues, expenses and related disclosures. Actual results may differ from initial estimates.

*Consolidation.* The financial statements are presented on a consolidated basis and include the results of the Company and its wholly owned subsidiaries, Progressive Games Partner, LLC ("PGP") and Galaxy Gaming-01 LLC (GG-01). All intercompany transactions and balances have been eliminated in consolidation.

*Reclassification.* Certain accounts and financial statement captions in the prior period have been reclassified to conform to the current period financial statement presentations and had no effect on net loss.

*Cash and cash equivalents.* We consider cash on hand and cash in banks as cash. We consider certificates of deposit and other short-term securities with maturities of three months or less when purchased as cash equivalents. Our cash and cash equivalents consist of bank deposits. These deposits are in insured banking institutions, which are insured up to $250,000 per account. To date, we have not experienced uninsured losses, and we believe the risk of future loss is negligible.

*Accounts receivable and allowance for doubtful accounts.* Accounts receivable are stated at face value net of allowance for credit losses. Accounts receivable are non-interest bearing. The Company reviews the accounts receivable on a monthly basis to determine if any receivables will potentially be uncollectible. An estimated allowance for credit losses is maintained to reduce the Company's accounts receivable to their expected net realizable value based on specific reviews of customer accounts, the age of such accounts, management's assessment of the customer's financial condition, historical and current collection experience and management's expectations of future collection trends based on the current and forecasted economic and business conditions. Accounts are written off when management deems them to be uncollectible. Recoveries of accounts previously written off are recorded when received. Historically, the Company's estimated allowance for credit losses has been consistent with such losses.

*Assets deployed at client locations, net.* Our Enhanced Table Systems are assembled by us and accounted for as assemblies in process until deployed at our casino clients' premises (Note 5). Assemblies in process are maintained at the Company and externally at third-party warehouses. Once deployed and placed into service at client locations, the assets are transferred from assemblies in process and reported as assets deployed at client locations. These assets are stated at cost, net of accumulated depreciation. Depreciation on assets deployed at client locations is calculated using the straight-line method over a three-year period and commences at date transferred to client location.

***Property and equipment, net.*** Property and equipment are being depreciated over their estimated useful lives (three to five years) using the straight-line method of depreciation (Note 4). Property and equipment are analyzed for potential impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds their fair value.

***Goodwill.*** Goodwill (Note 6) is assessed for impairment at least annually or at other times during the year if events or circumstances indicate that it is more-likely-than-not that the fair value of a reporting asset is below the carrying amount. If found to be impaired, the carrying amount will be reduced, and an impairment loss will be recognized.

***Other intangible assets, net.*** The following intangible assets have finite lives and are being amortized using the straight-line method over their estimated economic lives as follows:

| | |
|---|---|
| Patents | 4 - 20 years |
| Customer relationships | 9 - 22 years |
| Trademarks | 20 - 30 years |
| Intellectual property | 12 years |
| Non-compete agreements | 9 years |
| Software | 3 years |

Other intangible assets (Note 6) are analyzed for potential impairment at least annually or whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds the fair value, which is the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the intangible assets. No impairment was recorded for the years ended December 31, 2023 and 2022.

Software relates primarily to assets where costs are capitalizable during the application development phase. Labor-related costs associated with product development are included in software.

***Fair value of financial instruments.*** We estimate fair value for financial assets and liabilities in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 820, *Fair Value Measurement* ("ASC 820"). ASC 820 defines fair value, provides guidance for measuring fair value, requires certain disclosures and discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). ASC 820 utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The estimated fair values of cash equivalents, accounts receivable and accounts payable approximate their carrying amounts due to their short-term nature. The estimated fair value of our long-term debt approximates its carrying value based upon our expected borrowing rate for debt with similar remaining maturities and comparable risk. The Company currently has no financial instruments measured at estimated fair value on a recurring basis based on valuation reports provided by counterparties.

***Leases***. We account for lease components (such as rent payments) separately from non-lease components (such as common-area maintenance costs, real estate and sales taxes and insurance costs). Operating and finance leases with terms greater than 12 months are recorded on the consolidated balance sheets as right-of-use assets with corresponding lease liabilities. Lease expense is recognized on a straight-line basis using the discount rate implicit in each lease or our incremental borrowing rate at lease commencement date (Note 8).

***Revenue recognition.*** We account for our revenue in accordance with ASC Topic 606, *Revenue from Contracts with Customers* ("ASC 606"). (Note 3).

***Costs of ancillary products and assembled components.*** Ancillary products include pay tables (display of payouts), bases, layouts, signage and other items as they relate to support of specific proprietary games in connection with the licensing of our games. Assembled components represent the cost of the equipment, devices and incorporated software used to support our Enhanced Table Systems.

***Research and development.*** We incur research and development ("R&D") costs to develop our new and next-generation products. Our products reach commercial feasibility shortly before the products are released, and therefore R&D costs are expensed as incurred. Employee related costs associated with product development are included in R&D costs.

***Foreign currency translation.*** The functional currency for PGP is the Euro. Gains and losses from settlement of transactions involving foreign currency amounts are included in other income or expense in the consolidated statements of operations. Gains and losses resulting from translating assets and liabilities from the functional currency to U.S. dollars are included in accumulated other comprehensive income or (loss) in the consolidated statements of changes in stockholders' deficit.

***Net loss per share.*** Basic net loss per share is calculated by dividing net income by the weighted-average number of common shares issued and outstanding during the year.

***Segment information.*** We define operating segments as components of our enterprise for which separate financial information is reviewed regularly by the chief operating decision-makers to evaluate performance and to make operating decisions. We currently have two operating segments (land-based gaming and online gaming) which are aggregated into one reporting segment.

***Employment agreement amendment.*** On November 6, 2023, the "Company", entered into an Employment Agreement, effective November 13, 2023, with Matt Reback (the "Employee") to act as the Company's President and Chief Executive Officer. The Agreement, among other things (i) sets the Term of his employment for the period from November 13, 2023, through November 13, 2026; (ii) provides for base compensation of $350,000 per year; (iii) provides for bonuses and a minimum guaranteed bonus of $80,000 for 2024; (iv) provides for other benefits for Mr. Reback; (v) provides for a grant of base options to purchase 400,000 shares of the Company's restricted common stock; and, (vi) provides for Mr. Reback to be eligible to earn certain additional Long-Term Incentive Stock Grants based on achievement of certain business performance criteria as established by the Board.

Mr. Reback replaces Todd Cravens, who was the President and Chief Executive Officer.  Effective November 10, 2023, Mr. Cravens' employment with the Company ended. In connection with the separation of Mr. Cravens' employment with the Company, the Company and Mr. Cravens executed a severance agreement on November 14, 2023. The severance agreement provides for: (a) salary continuation of $325,000 payable over 26 biweekly payments; (b) extended ability to exercise previously vested options to May 31, 2024; (c) continued coverage under the Company's health plan, for up to 12 months, and ending -prior to 12 months- on the date Mr. Cravens first becomes eligible to receive health insurance benefits under any plan maintained by any person for whom he provides services as an employee or otherwise (if any); and (d) payment for providing transition services to the Company from the Effective Date to June 30, 2024 of $115,000 payable as follows: (i) $75,000 after the revocation period of the Agreement has expired and had not been exercised; and (ii) the remaining $40,000 in equal monthly payments over 9 months beginning in January 2024.

***Share-based compensation.*** We recognize compensation expense for all restricted stock and stock option awards made to employees, directors and independent contractors. The fair value of restricted stock is measured using the grant date trading price of our stock. The fair value of stock option awards (Note 12) is estimated at the grant date using the Black-Scholes option-pricing model, and the portion that is ultimately expected to vest is recognized as compensation cost over the requisite service period. We have elected to recognize compensation expense for all options with graded vesting on a straight-line basis over the vesting period of the entire option. The determination of fair value using the Black-Scholes pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, including expected stock price volatility, risk-free interest rate, expected dividends and projected employee stock option exercise behaviors. We estimate volatility based on historical volatility of our common stock, and estimate the expected term based on several criteria, including the vesting period of the grant and the term of the award. We estimate employee stock option exercise behavior based on actual historical exercise activity and assumptions regarding future exercise activity of unexercised, outstanding options.

***Government subsidies.*** On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), which among other things, provides employer payroll tax credits for qualified wages and options to defer payroll tax payments for a limited period. Based on our evaluation of the CARES Act, in certain circumstances, we qualify for certain employer payroll tax credits as well as the deferral of payroll tax payments in the future.  The Company records government subsidies as offsets to the related operating expenses. During the year ended December 31, 2022, qualified payroll credits reduced general and administrative expenses by $574,979 on our condensed consolidated statements of operations. The Company received the payroll tax credit during 2023.

***Income taxes.*** We are subject to income taxes in both the United States and in certain non-U.S. jurisdictions. We account for income taxes in accordance with ASC 740, *Income Taxes* ("ASC 740"), using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. These temporary differences will result in deductible or taxable amounts in future years when the reported amounts of the assets or liabilities are recovered or settled. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided when it is more-likely-than-not that some or all of the deferred tax assets may not be realized. Adjustments to the valuation allowance increase or decrease our income tax provision or benefit. To the extent we believe that recovery is more likely than not, we establish a valuation allowance against these deferred tax assets. Significant judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. As of December 31, 2023, and 2022, we recorded a full valuation allowance against certain deferred assets.

In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various tax authorities. Although we believe that our estimates are reasonable, actual results could differ from these estimates. We recognize the tax benefit from an uncertain tax position if it is more-likely-than-not that the tax position will be sustained on examination by the taxing authorities, based on an evaluation of the technical merits of the position, which requires a significant degree of judgment (Note 11).

***Recently issued accounting pronouncements.*** Accounting Standard Update 2023-09, Improvements to Income Tax Disclosures ("ASU 2023-09"). In December 2023, the FASB issued ASU 2023-09, which requires more detailed income tax disclosures. The guidance requires entities to disclose disaggregated information about their effective tax rate reconciliation as well as expanded information on income taxes paid by jurisdiction. The disclosure requirements will be applied on a prospective basis, with the option to apply them retrospectively. The standard is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are evaluating the disclosure requirements related to the new standard.

We do not expect the adoption of recently issued accounting pronouncements to have a significant impact on our results of operations, financial position or cash flow.

**NOTE 3. REVENUE RECOGNITION**

***Revenue recognition.*** We generate revenue primarily from the licensing of our intellectual property. We recognize revenue under recurring fee license contracts monthly as we satisfy our performance obligation, which consists of granting the customer the right to use our intellectual property. Amounts billed are determined based on flat rates or usage rates stipulated in the customer contract.

We sell the perpetual right to use our intellectual property and from time to time, sell the units used to deliver the gaming systems. Control transfers and we recognize revenue at a point in time when the gaming system is available for use by a customer, which is no earlier than the shipment of the products to the customer or an intermediary for the customer.

From time to time, the Company licenses intellectual property from third-party owners and re-licenses that intellectual property to its casino clients. In these arrangements, the Company usually agrees to pay the owner of the intellectual property a royalty based on the revenues the Company receives from licensing the intellectual property to its casino clients. Royalties are recorded net in revenue.

***Disaggregation of revenue.*** The following table disaggregates our revenue by geographic location for the years ended December 31, 2023, and 2022. All of the royalty expense that is charged to a contra-revenue in our GG Digital operating segment has been allocated to the Europe, Middle East and Africa region.

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2023 | | 2022 | |
| The Americas | $ | 16,977,266 | $ | 12,558,779 |
| Europe, Middle East and Africa | | 10,811,819 | | 10,883,527 |
| Total revenue | $ | 27,789,084 | $ | 23,442,306 |

***Contract liabilities.*** Amounts billed and cash received in advance of performance obligations fulfilled are recorded as contract liabilities and recognized as performance obligations are fulfilled.

On May 10, 2023 the Company and a customer entered into an Amended and Restated Agreement (the "Agreement"). The Agreement amends and restates a previous agreement between the parties, dated June 2, 2015, for the provision of licenses for certain table game content and related intellectual property which the Company, succeeded to as successor in interest by merger with PGP. The Agreement contains definitions, representations and warranties, and terms that are customary in licensing agreements.

The Agreement guarantees a minimum payment from the customer of $6.6 million per each year ended March 31, for years 1 through 4 of the contract. The minimum payment is the current USD equivalent of the stated contractual amount of €6 million per each year. The amount is to be billed and paid in equal monthly installments. The installment is billed and paid independent of usage from the customer, which may be higher or lower than the installment amount on a monthly basis. As of December 31, 2023, the Company has deferred $167,589 in revenue, which represents monthly amounts billed in excess of the monthly usage from the customer. The deferred revenue will be recognized at the end of the contract year March 31, 2024, if aggregate performance during the contract year has not equaled or exceeded $6.6 million.

For years 5 through 10 of the contract, the amount to be billed is based on the actual usage from the customer. Invoices will be billed and paid on a monthly basis/ Revenue for years 5 through 10 will be recognized when actual usage is incurred.

***Contract assets.*** The Company's contract assets consist solely of unbilled receivables which are recorded when the Company recognizes revenue in advance of billings. Unbilled receivables totaled $1,091,068, $1,107,544, and $771,294 for the years ended December 31, 2023, 2022, 2021, respectively. Unbilled receivables for the years ended December 31, 2023 and 2022 are included in the accounts receivable balance in the accompanying balance sheets.

***Intellectual property agreements.*** From time to time, the Company purchases or licenses intellectual property from third-parties and the Company, in turn, utilizes that intellectual property in certain games sold to clients. In these purchase agreements, the Company may agree to pay the seller of the intellectual property a fee if and when the Company receives revenue from games containing the intellectual property.

On June 8, 2023, the Company entered into a license and distribution agreement with a licensor, pursuant to which the Company licenses and has rights to distribute a game. The agreement contains definitions, representations and warranties, and terms that are customary in licensing agreements. The agreement is for a set term that may be extended on an annual basis at the end of the term. Customers under the distribution agreement generate revenue from the licensing of intellectual property. The agreement sets forth royalties to be paid to the licensor during the term and includes intellectual property licensing. The licensor has discretion in establishing the price for certain game content to be re-licensed by the Company. The royalties due for this portion of the game content will be netted against revenue in our Consolidated Statement of Operations and Comprehensive Income (Loss).

**Royalty agreements.** For the years ended December 31, 2023, and 2022, license royalty payments of $3,942,788 and $2,424,276, respectively, are recorded net in revenue.

## NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2023, and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Furniture and fixtures | $ 110,060 | $ 404,702 |
| Automotive vehicles | 171,671 | 171,671 |
| Office and computer equipment | 165,607 | 382,804 |
| Leasehold improvements | 35,531 | 35,531 |
| Property and equipment, gross | 482,869 | 994,708 |
| Less: accumulated depreciation | (384,816) | (851,270) |
| Property and equipment, net | $ 98,053 | $ 143,438 |

For the years ended December 31, 2023 and 2022, depreciation expense related to property and equipment was $60,879 and $53,914, respectively.

## NOTE 5. ASSETS DEPLOYED AT CLIENT LOCATIONS

Assets deployed at client locations, net consisted of the following at December 31, 2023, and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Enhanced table systems | $ 2,604,290 | $ 1,414,048 |
| Assemblies in process | 1,763,344 | 893,489 |
| Less: accumulated depreciation | (1,099,340) | (907,829) |
| Assets deployed at client location, net | $ 3,268,294 | $ 1,399,708 |

For the years ended December 31, 2023 and 2022, depreciation expense related to assets deployed at client locations was $374,251 and $251,270, respectively.

Assets deployed at client locations includes assemblies in process in which title may be transferable to perpetual license customers.

## NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS

**Goodwill.** A goodwill balance of $1,091,000 was created as a result of a transaction completed in October 2011 with Prime Table Games, LLC ("PTG").

**Other intangible assets, net.** Other intangible assets, net consisted of the following at December 31, 2023 and 2022:

| | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Patents | $ 13,507,799 | $ 13,507,997 |
| Customer relationships | 14,040,856 | 14,040,856 |
| Trademarks | 2,880,967 | 2,880,967 |
| Intellectual property | 2,000,000 | 2,000,000 |
| Non-compete agreements | 660,000 | 660,000 |
| Software | 1,432,396 | 968,362 |
| Other intangible assets, gross | 34,522,018 | 34,058,182 |
| Less: accumulated amortization | (21,766,284) | (20,152,071) |
| Other intangible assets, net | $ 12,755,735 | $ 13,906,111 |

For the years ended December 31, 2023 and 2022, amortization expense related to the finite-lived intangible assets was $1,839,211 and $2,456,175, respectively. As of December 31, 2023, $272,395 of intangible assets have not been placed into service and remain unamortized at December 31, 2023.

Estimated future amortization expense is as follows:

| Years Ended December 31, | | Total |
|---|---|---|
| 2024 | $ | 1,993,034 |
| 2025 | | 2,026,040 |
| 2026 | | 1,880,013 |
| 2027 | | 1,638,396 |
| 2028 | | 1,594,863 |
| Thereafter | | 3,623,388 |
| Total | $ | 12,755,735 |

## NOTE 7. ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31, 2023 and 2022:

| | December 31, 2023 | | December 31, 2022 | |
|---|---|---|---|---|
| Commissions and royalties | $ | 641,161 | $ | 1,869,704 |
| Payroll and related | | 1,350,956 | | 1,703,703 |
| Interest | | 41,921 | | 100,398 |
| Other | | 550,193 | | 23,699 |
| Total accrued expenses | $ | 2,584,231 | $ | 3,697,504 |

## NOTE 8. LEASES

We have operating leases for our corporate office, two satellite facilities in the state of Washington and for certain equipment. We account for lease components (such as rent payments) separately from the non-lease components (such as common-area maintenance costs, real estate and sales taxes and insurance costs). The discount rate represents the interest rate implicit in each lease or our incremental borrowing rate at lease commencement date.

As of December 31, 2023, our leases have remaining lease terms ranging from 16 months to 39 months. Some of these leases contain options that allow us to extend or terminate the lease agreement.

As of December 31, 2023, no renewal option periods were included in any estimated minimum lease terms as the options were not deemed reasonably certain to be exercised.

Supplemental balance sheet information related to leases is as follows:

| | Classification | Year ended December 31, 2023 | Year ended December 31, 2022 |
|---|---|---|---|
| **Operating leases:** | | | |
| Operating lease right-of-use lease assets | | $ 785,543 | $1,002,749 |
| | | | |
| Operating lease current liabilities | Current portion of operating lease liabilities | $ 268,541 | $ 248,317 |
| | | | |
| Operating lease long-term liabilities | Long-term operating lease liabilities | 585,879 | $ 830,289 |
| | | | |
| **Total operating lease liabilities** | | $ 854,420 | $1,078,606 |
| | | | |
| **Weighted-average remaining lease term:** | | | |
| Operating leases | | 3.12 | 3.94 |
| | | | |
| **Weighted-average discount rate:** | | | |
| Operating leases | | 5.4% | 4.4% |

The components of lease expense are as follows:

| | Classification | Year Ended December 31, 2023 | Year Ended December 31, 2022 |
|---|---|---|---|
| **Operating lease cost** | Selling, general and administrative expense | $ 291,045 | $ 286,296 |

Supplemental cash flow information related to leases is as follows:

| | Classification | Year Ended December 31, 2023 | Year Ended December 31, 2022 |
|---|---|---|---|
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | |
| Operating cash flows from operating leases | Net income | $ 290,877 | $ 281,303 |
| | | | |
| **Right-of-use assets obtained in exchange for lease liabilities:** | | | |
| Operating leases | Supplemental cash flow information | $ 26,302 | $ 71,901 |

At December 31, 2023, future maturities of our operating lease liabilities are as follows:

| | Amount |
|---|---|
| **Years ending December 31,** | |
| 2024 | $ 301,492 |
| 2025 | 307,107 |
| 2026 | 302,011 |
| 2027 | 2,985 |
| Total minimum lease payments | 913,595 |
| Less: imputed interest | (59,175) |
| Total operating lease liability | 854,420 |
| Less: current portion | (268,541) |
| Long-term portion | $ 585,879 |

## NOTE 9. LONG-TERM DEBT AND LIABILITIES

Long-term debt and liabilities consisted of the following at December 31, 2023 and 2022:

|  | December 31, 2023 | December 31, 2022 |
|---|---|---|
| Fortress credit agreement | $ 58,176,929 | $ 59,400,000 |
| Insurance notes payable | 254,120 | 340,084 |
| Long-term debt and liabilities, gross | 58,431,049 | 59,740,084 |
| Less: Unamortized debt issuance costs | (4,380,344) | (5,839,228) |
| Long-term debt and liabilities, net of debt issuance costs | 54,050,705 | 53,900,856 |
| Less: Current portion of long-term debt | (854,120) | (940,084) |
| Long-term debt and liabilities, net | $ 53,196,585 | $ 52,960,772 |

***Fortress Credit Agreement.*** On November 15, 2021, the Company entered into a senior secured term loan agreement with Fortress Credit Corp. ("Fortress Credit Agreement") in the amount of $60.0 million. The proceeds of the loan were used to (i) pay approximately $39.5 million to Triangulum as full payment of the settlement amount due under the previously filed settlement agreement between Galaxy Gaming and Triangulum, as set forth above; (ii) repay approximately $11.1 million due and owing to NSB under the MSPLP and under the Amended and Restated Credit Agreement, dated as of May 13, 2021, made between Galaxy Gaming and Zions Bancorporation, N.A. dba Nevada State Bank, a Nevada state banking corporation, and (iii) approximately $4.1 million was used to pay fees and expenses. The remaining approximately $5.3 million was added to the Company's cash on hand and used for corporate and operating purposes.

The Fortress Credit Agreement bears interest at a rate equal to, at the Company's option, either (a) LIBOR (or a successor rate, determined in accordance with the Fortress Credit Agreement) plus 7.75%, subject to a reduction to 7.50% upon the achievement of a net leverage target or (b) a base rate determined by reference to the greatest of (i) the federal funds rate plus 0.50%, (ii) the prime rate as determined by reference to The Wall Street Journal's "Prime Rate" and (iii) the one-month adjusted LIBOR rate plus 1.00%, plus 6.75%, subject to a reduction to 6.50% upon the achievement of a net leverage target. The Fortress Credit Agreement has a final maturity of November 13, 2026. The obligations under the Fortress Credit Agreement are guaranteed by the Company's subsidiaries and are secured by substantially all of the assets of the Company and its subsidiaries. The Fortress Credit agreement requires, among other things, principal payments of $150,000 per quarter and includes an annual sweep of 50% of excess cash flow commencing in April 2023 based on results for fiscal 2023. The Fortress Credit Agreement contains affirmative and negative financial covenants (as defined in the Fortress Credit Agreement) and other restrictions customary for borrowings of this nature. The Company was required to maintain a Total Net Leverage Ratio of no more than 6.00x for the quarter ended December 31, 2023. The Company was in compliance with its Total Net Leverage Ratio as of December 31, 2023. Also, The Fortress Credit Agreement requires that the Company not allow balances in bank accounts that are not covered by an account control agreement to exceed $1,000,000 at any month-end. The bank accounts held by PGP in the Isle of Man are not covered by account control agreements and the balances in those accounts exceeded $1,000,000 at the end of November and December 2021 and January and February 2022. In March 2022, the balances in those accounts were reduced to less than $1,000,000. The Company informed Fortress of the covenant breach, and a Consent and Waiver Agreement (the "Consent and Waiver Agreement") was executed among the Company, Fortress, as Agent (the "Agent"), and the Lenders party to the Fortress Credit Agreement on March 16, 2022. As of March 31, 2022 and through December 31, 2023, the Company was in compliance with the covenants under the Fortress Credit Agreement, and maintained bank account balances within the $1,000,000 threshold.

In connection with entering into the Fortress Credit Agreement, the Company also issued warrants to purchase a total of up to 778,320 shares of the Company's common stock to certain affiliates of Fortress at a price per share of $0.01 (the "Warrants"). The Warrants are exercisable at any time, subject to certain restrictions.

In response to ASU No. 2020-04, Reference Rate Reform (Topic 848) and effective May 30, 2023, the Benchmark Replacement replaced LIBOR under the Fortress Credit Agreement. The Benchmark Replacement is (a) the sum of: (i) Term SOFR and (ii) 0.11448% for an Available Tenor of one-month's duration, 0.26161% for an Available Tenor of three-months duration, and 0.42826% for an Available Tenor of six months duration, or (b) the sum of: (i) Daily Simple SOFR and (ii) the spread adjustment selected or recommended by the Relevant Governmental Body for the replacement of the tenor of USD LIBOR with a SOFR-based rate having approximately the same length as the interest payment period.

As of December 31, 2023, future maturities of our long-term obligations are as follows:

| Years ended December 31, | Total | |
|---|---|---|
| 2024 | $ | 854,120 |
| 2025 | | 600,000 |
| 2026 | | 56,976,929 |
| Long-term liabilities, gross | $ | 58,431,049 |

## NOTE 10. COMMITMENTS AND CONTINGENCIES

*Concentration of risk.* We are exposed to risks associated with clients who represent a significant portion of total revenues.

For the years ended December 31, 2023 and 2022, respectively, we had the following client revenue concentrations:

| | Location | 2023 Revenue | 2022 Revenue | Accounts Receivable December 31, 2023 | | Accounts Receivable December 31, 2022 | |
|---|---|---|---|---|---|---|---|
| Client A | Europe | 20.9% | 27.6% | $ | 565,253 | $ | 552,493 |
| Client B | North America | 12.0% | 1.7% | $ | 631,507 | $ | 132,500 |

*Legal proceedings.* In the ordinary course of conducting our business, we are, from time to time, involved in various legal proceedings, administrative proceedings, regulatory government investigations and other matters, including those in which we are a plaintiff or defendant, that are complex in nature and have outcomes that are difficult to predict.

An unexpected adverse judgment in any pending litigation could cause a material impact on our business operations, intellectual property, results of operations or financial position. Unless otherwise expressly stated, we believe costs associated with litigation will not have a material impact on our financial position or liquidity but may be material to the results of operations in any given period and, accordingly, no provision for loss has been reflected in the accompanying financial statements related to these matters.

*Intellectual property agreements.* From time to time, the Company purchases intellectual property from third-parties and the Company, in turn, utilizes that intellectual property in certain games licensed to clients. In these purchase agreements, the Company may agree to pay the seller of the intellectual property a fee, if and when, the Company receives revenue from games containing the intellectual property.

## NOTE 11. INCOME TAXES

The components of the provision consist of the following for the years ended December 31, 2023 and 2022:

| | | 2023 | | 2022 |
|---|---|---|---|---|
| U.S. (loss) | $ | (7,356,941) | $ | (6,839,931) |
| Non-U.S. income | | 5,628,583 | | 5,275,629 |
| (Loss) before income taxes | $ | (1,728,358) | $ | (1,564,302) |

| | | 2023 | | 2022 |
|---|---|---|---|---|
| Current: | | | | |
| Federal | $ | — | $ | 240,809 |
| State | | 3,360 | | (7,570) |
| Foreign | | 87,479 | | 78,465 |
| Total current | | 90,839 | | 311,704 |
| Deferred: | | | | |
| Federal | | (5,347) | | (90,774) |
| State | | (6,264) | | (12,043) |
| Total deferred | | (11,611) | | (102,817) |
| Provision for income taxes | $ | 79,228 | $ | 208,887 |

The income tax provision differs from that computed at the federal statutory corporate income tax rate as follows for the years ended December 31, 2023 and 2022:

| | | 2023 | | 2022 |
|---|---|---|---|---|
| Tax provision computed at the federal statutory rate | $ | (301,859) | $ | (341,315) |
| Foreign rate differential | | 37,042 | | (121,061) |
| State income tax, net of federal benefit | | (18,142) | | (48,062) |
| 162(m) compensation limit | | — | | 208,884 |
| Share based compensation | | (38,517) | | (282,956) |
| Subpart F income | | — | | 224,285 |
| Other permanent items | | 18,880 | | — |
| Credits | | (161,989) | | (78,465) |
| Impact of CARES Act | | — | | (76,443) |
| True ups on credits, net operating losses and other deferred tax items | | (194,415) | | — |
| Other rate changes, net of benefit | | 37,582 | | 6,019 |
| Uncertain tax positions | | — | | (17,723) |
| Change in valuation allowance | | 700,646 | | 735,724 |
| Provision for income taxes | $ | 79,228 | $ | 208,887 |

The tax effects of significant temporary differences representing net deferred tax assets and liabilities consisted of the following at December 31, 2023 and 2022:

| | | 2023 | | 2022 |
|---|---|---|---|---|
| Deferred Tax Assets: | | | | |
| Right-of-use asset | $ | 174,188 | $ | 228,408 |
| Net operating loss | | 605,773 | | 440,756 |
| Share based compensation | | 384,078 | | 291,019 |
| Intangible assets | | 244,130 | | 258,321 |
| Tax credits | | 443,433 | | 175,341 |
| Capitalized R&D Cost | | 255,079 | | 119,936 |
| Accruals and reserves | | 132,076 | | 83,411 |
| Debt issuance costs | | 136,226 | | 110,339 |
| Other | | 55,195 | | 54,465 |
| Total deferred tax assets | | 2,430,178 | | 1,761,996 |
| | | | | |
| Total valuation allowance | | (2,037,936) | | (1,337,290) |
| | | | | |
| Deferred Tax Liabilities: | | | | |
| Right-of-use liability | | (189,461) | | (245,686) |
| Prepaid assets | | (102,757) | | (135,535) |
| Basis difference in fixed assets | | (141,302) | | (113,061) |
| Other | | (19,512) | | (2,825) |
| Total deferred tax liabilities | | (453,032) | | (497,107) |
| Net deferred tax liabilities | $ | (60,790) | $ | (72,401) |

On March 28, 2022, the Company redomiciled PGP from Isle of Man to Nevada with the Company remaining as its sole member. The change in place of organization is categorized as a tax-free reorganization. Following this action, PGP's earnings will be included in the US taxable income of the Company. Further, the Company has recorded a deferred tax asset equal to the tax basis of deferred attributes of PGP at statutory rates.

As of December 31, 2023, the Company recognized federal and state net operating loss carryforwards of $2.3 million and $2.3 million, respectively. The majority of the state carryforward amounts will begin to expire in 2040, while some state net operating losses have an indefinite carryforward period. The federal carryforward does not expire and subject to utilization in future periods up to 80% of federal taxable income.

In accordance with U.S. GAAP, the need to establish a valuation allowance against deferred tax assets is assessed periodically based on a more-likely-than-not realization threshold. Appropriate consideration is given to all positive and negative evidence related to that realization. This assessment considers, among other matters, the nature, frequency and severity of recent losses; forecasts of future profitability; the duration of statutory carryforward periods; experience with tax attributes expiring unused; and tax planning alternatives. The weight given to these considerations depends upon the degree to which they can be objectively verified.

A significant piece of objective negative evidence evaluated was the three-year cumulative loss position the company is in as of the period ended December 31, 2023. Such objective negative evidence limits the ability to consider other more subjective evidence such as projections of future income. The amount of the deferred tax asset considered realizable could be adjusted in future periods if the objective negative evidence of a cumulative loss is no longer present, and more weight is given to subjective evidence such as future income and growth.

Upon assessing all of the relevant evidence, the Company determined it has not met the more-likely-than-not threshold to support the realization of all or part of its deferred tax assets. The Company has recorded a valuation allowance against certain of its deferreds in the amount of $2,037,936. The current-year change resulted in additional tax expense of $700,646, which impacted the Company's effective tax rate by (48.74)%.

The aggregate changes in the balance of gross unrecognized tax benefits (included as part of deferred tax liabilities, net in the accompanying consolidated financial statements), which excludes interest and penalties, are as follows as of and for the years ended December 31, 2023 and 2022:

|  | 2023 | 2022 |
|---|---|---|
| Beginning balance | $ 30,909 | $ 48,632 |
| Decreases (increases) related to tax positions taken during the prior year | — | (17,723) |
| Ending balance | $ 30,909 | $ 30,909 |

Our total liability for unrecognized gross tax benefits was $30,909 at December 31, 2023, which, if ultimately recognized, would impact the annual estimated effective tax rate in future periods. We are subject to examination by the Internal Revenue Service for fiscal years 2019 and thereafter. For states within the U.S. in which we conduct significant business, we generally remain subject to examination for fiscal years 2019 and thereafter, unless extended for longer periods under state laws. We have no accrual for interest or penalties related to uncertain tax positions at December 31, 2023 and 2022, and did not recognize interest or penalties in the statements of operations during the years ended December 31, 2023 and 2022, as such amounts would be immaterial, if any.

## NOTE 12. SHARE-BASED COMPENSATION

On May 10, 2018, the Board ratified and confirmed the 2014 Equity Incentive Plan (the "2014 Plan"). The 2014 Plan is a broad-based plan under which shares of our common stock are authorized for issuance for awards, including stock options, stock appreciation rights, restricted stock, and cash incentive awards to members of our Board, executive officers, employees and independent contractors. At December 31, 2023, a total of 8,550,750 shares of our common stock were authorized for issuance. At December 31, 2023, 873,899 shares remained available for issuance as new awards under the 2014 Plan.

**Stock Options**

During the years ended December 31, 2023 and 2022, we issued 445,000 and 740,000 options to purchase our common stock, respectively, to executive officers, employees and independent contractors. The fair value of all stock options granted for the years ended December 31, 2023 and 2022, was determined to be $470,205 and $1,497,473, respectively, using the Black-Scholes option pricing model with the following assumptions:

|  | Options Issued For the Twelve Months Ended December 31, 2023 | Options Issued For the Twelve Months Ended December 31, 2022 |
|---|---|---|
| Dividend yield | 0% | 0% |
| Expected volatility | 55.56% - 62.43% | 59.25% - 60.70% |
| Risk-free interest rate | 3.82% - 4.66% | 1.37% - 3.90% |
| Expected life (years) | 5.00 | 5.00 |

A summary of stock option activity is as follows:

| | Common Stock Options | | Weighted-Average Exercise Price | Aggregate Intrinsic Value | | Weighted-Average Remaining Contractual Term (Years) |
|---|---|---|---|---|---|---|
| Outstanding – December 31, 2022 | 1,619,881 | $ | 2.61 | $ | (267,418) | 2.74 |
| Issued | 445,000 | $ | 1.87 | $ | — | — |
| Exercised | (289,500) | $ | 1.30 | $ | (174,076) | — |
| Forfeited or expired | (235,380) | $ | 2.34 | $ | — | — |
| Outstanding – December 31, 2023 | 1,540,001 | $ | 2.70 | $ | (1,233,541) | 2.96 |
| Exercisable – December 31, 2023 | 741,657 | $ | 2.67 | $ | (570,038) | 1.70 |

A summary of unvested stock option activity is as follows:

| | Common Stock Options | | Weighted-Average Exercise Price | Aggregate Intrinsic Value | | Weighted-Average Remaining Contractual Term (Years) |
|---|---|---|---|---|---|---|
| Unvested– December 31, 2022 | 934,999 | $ | 1.97 | $ | 873,958 | 3.45 |
| Granted | 445,000 | $ | 1.87 | $ | — | — |
| Vested | (511,651) | $ | 3.25 | $ | — | — |
| Forfeited | (70,004) | $ | 3.49 | $ | — | — |
| Unvested – December 31, 2023 | 798,344 | $ | 2.73 | $ | (662,626) | 2.00 |

As of December 31, 2023, our unrecognized share-based compensation expense associated with the stock options issued was $344,174, which is expected to be amortized over a weighted-average period of 2.82 years.

**Restricted Stock Units**

During the year ended December 31, 2023, we issued an aggregate of 119,841 restricted shares of our common stock valued at $283,984 to our board members in consideration of their service on the Board. These shares vested immediately on the grant date. As of December 31, 2023, there were 2,723,356 restricted shares outstanding.

During the year ended December 31, 2023, Mr. Cravens received 20,000 shares of restricted shares of our common stock, valued at $50,000, cliff vested at the end of the one-year period beginning March 16, 2023. As a result of Mr. Cravens' departure on November 10, 2023, none of these shares became vested.

At December 31, 2023 and 2022, unvested restricted shares were 25,001 and 50,001 respectively. There were no forfeitures of vested restricted shares in 2023 or 2022.

**Option Surrender**

The Company's 2014 Equity Plan allows option holders to satisfy the exercise price of stock options, and the related tax withholding resulting from such exercise, by cash and by other means of "cashless" exercise, including: (a) by tendering, either actually or by attestation, shares of stock; (b) by irrevocably authorizing a third party to sell shares of stock (or a sufficient portion of the shares) acquired upon exercise of the option and to remit to the Company a sufficient portion of the sale proceeds to pay the exercise price and any tax withholding resulting from such exercise; (c) with respect to options, payment through a net exercise such that, without the payment of any funds, the option holder may exercise the option and receive the net number of shares of stock equal in value to (i) the number of shares of stock as to which the option is being exercised, multiplied by (ii) a fraction, the numerator of which is the fair market value less the exercise price, and the denominator of which is such fair market value (the number of net shares of stock to be received shall be rounded down to the nearest whole number of shares of stock); (d) by personal, certified or cashiers' check; (e) by other property deemed acceptable by the committee administering the 2014 Equity Plan; or (f) by any combination thereof.

On June 23, 2022, pursuant to the 2014 Equity Plan and a Stock Option Grant Notice and Stock Option Agreement dated November 13, 2023, Mr. Cravens exercised options and satisfied the exercise price and applicable tax withholding through a net settlement by surrendering to the Company options to purchase shares having a fair market value equal to the sum of the exercise price and the taxes. The exercise price and related tax withholding totaled $1,280,133 and was recorded as a reduction to additional paid-in capital and common stock.

**NOTE 13. SUBSEQUENT EVENTS**

On March 19, 2024, the Board of Directors of Galaxy Gaming, by unanimous written consent, voted to approve a reduction to its compensation arrangements with non-employee directors for the fiscal year 2024.

Targeted aggregate annual Board compensation for 2024 shall be at the revised levels below and shall continue to be paid 60% in cash and 40% in stock.  Cash compensation will be paid monthly in arrears and stock compensation will be paid quarterly in arrears with the stock valued at the average daily closing price in the last month of the quarter.

The Board approved the annual Board compensation for 2024 as noted in the table below:

|  | Annual Compensation Target |
|---|---|
| Board Member | $ 127,500 |
| Audit Committee Chair | $ 148,750 |
| Board Chair | $ 170,000 |

**ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE**

None.

**ITEM 9A. CONTROLS AND PROCEDURES**

**Disclosure Controls and Procedures**

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports submitted under the Exchange Act is accumulated and communicated to management including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by this Quarterly Report. This evaluation was carried out under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

**Management's Annual Report on Internal Control Over Financial Reporting**

Our internal control over financial reporting is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our Board and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including our Chief Executive Officer, we evaluated the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control – Integrated Framework* issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation under the criteria established in *Internal Control – Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.

This annual report is not required and does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control over Financial Reporting

No change in our internal control over financial reporting occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**ITEM 9B. OTHER INFORMATION**

None.

**ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS**

None.

**ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE**

The information required by this Item is hereby incorporated by reference to our definitive Proxy Statement for our Annual Meeting of Stockholders (our "Proxy Statement") to be filed with the Securities and Exchange Commission no later than April 29, 2024, pursuant to Regulation 14A under the Securities Act.

**ITEM 11. EXECUTIVE COMPENSATION**

The information required by this Item is hereby incorporated by reference to our definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than April 29, 2024, pursuant to Regulation 14A under the Securities Act.

**ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS**

The information required by this Item is hereby incorporated by reference to our definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than April 29, 2024, pursuant to Regulation 14A under the Securities Act.

**ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE**

The information required by this Item is hereby incorporated by reference to our definitive Proxy Statement, to be filed with the Securities and Exchange Commission no later than April 29, 2024, pursuant to Regulation 14A under the Securities Act.

**ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES**

The amount about aggregate fees billed to us by our principal accountant, Moss Adams LLP (PCAOB ID No. 659) is incorporated herein by reference to our Proxy Statement, to be filed with the Securities and Exchange Commission no later than April 29, 2024, pursuant to Regulation 14A under the Securities Act.

## PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

| Exhibit Number | Description | Form | File No. | Exhibit | Filing Date | Filed Herewith |
|---|---|---|---|---|---|---|
| 3.1 | Amended and Restated Articles of Incorporation | 8-K | 000-30653 | 3.1 | February 13, 2009 | |
| 3.2 | Amended and Restated Bylaws | 8-K | 000-30653 | 3.2 | February 13, 2009 | |
| 3.3 | Second Amended and Restated Bylaws | 8-K | 000-30653 | 3.2 | February 14, 2020 | |
| 10.1 | Lease agreement with Abyss Group, LLC for 6980 O'Bannon Drive (related party) | 10-K | 000-30653 | 10.2 | April 1, 2013 | |
| 10.2 | Amendment to lease agreement with Abyss Group, LLC for 6980 O'Bannon Drive (related party) | 10-K | 000-30653 | 10.3 | April 1, 2013 | |
| 10.3 | Exclusive Operating and License Agreement with TableMAX Gaming, Inc. | 8-K | 000-30653 | 99.2 | February 24, 2011 | |
| 10.4 | Asset Purchase Agreement with Prime Table Games, LLC | 8-K | 000-30653 | 10.1 | October 11, 2011 | |
| 10.5 | Prime Table Games Promissory Note and Security Agreement - US | 8-K | 000-30653 | 10.2 | October 11, 2011 | |
| 10.6 | Prime Table Games Promissory Note and Security Agreement - UK | 8-K | 000-30653 | 10.3 | October 11, 2011 | |
| 10.7 | Employment agreement with Gary A. Vecchiarelli, Chief Financial Officer | 8-K | 000-30653 | 10.1 | July 9, 2012 | |
| 10.8 | Board of Directors Service Agreement with Norm DesRosiers, Director | 8-K | 000-30653 | 99.2 | February 3, 2014 | |
| 10.9 | Lease agreement with SRC Spencer, LLC for 6767 Spencer Drive | 8-K | 000-30653 | 10.1 | February 27, 2014 | |
| 10.10 | Board of Directors Service Agreement with William A. Zender, Director | 8-K | 000-30653 | 1.1 | April 2, 2014 | |
| 10.11 | Board of Directors Service Agreement with Bryan W. Waters, Director | 10-K | 000-30653 | 10.11 | March 31, 2015 | |
| 10.12 | Promissory Note with Robert Saucier, Chief Executive Officer | 8-K | 000-30653 | 10.1 | October 29, 2015 | |
| 10.13 | 2015 Employment Agreement with Gary A. Vecchiarelli, Chief Financial Officer | 10-Q | 000-30653 | 99.2 | November 16, 2015 | |
| 10.14 | Employment agreement with Harry C. Hagerty, Chief Financial Officer, dated May 1, 2017 | 10-Q | 000-30653 | 10.1 | May 15, 2017 | |
| 10.15 | Employment agreement of Todd Cravens, dated July 27, 2017 | 10-Q | 000-30653 | 10.1 | August 14, 2017 | |
| 10.16 | Form of Indemnification Agreement for Norman DesRosiers | 10-Q | 000-30653 | 99.1 | May 16, 2016 | |
| 10.17 | Form of Indemnification Agreement for Robert Saucier | 10-Q | 000-30653 | 99.2 | May 16, 2016 | |
| 10.18 | Form of Indemnification Agreement for William Zender | 10-Q | 000-30653 | 99.3 | May 16, 2016 | |
| 10.19 | Form of Indemnification Agreement for Bryan Waters | 10-Q | 000-30653 | 99.4 | May 16, 2016 | |
| 10.20 | Settlement Agreement with Red Card Gaming, Inc. and AGS, LLC | 8-K | 000-30653 | 99.1 | July 13, 2016 | |
| 10.21 | Loan Agreement dated August 29, 2016 with Breakaway Capital Management, LLC, as administrative agent for the lenders | 8-K/A | 000-30653 | 99.1 | August 30, 2016 | |
| 10.22 | Warrant Agreement dated August 29, 2016, with the lenders | 8-K/A | 000-30653 | 99.2 | August 30, 2016 | |
| 10.23 | Guaranty and Security agreement dated August 29, 2016, with Breakaway Capital Management, LLC, as administrative agent for the lenders | 8-K/A | 000-30653 | 99.3 | August 30, 2016 | |

| 10.24 | Promissory Note Restructuring Agreement dated August 10, 2015, between Carpathia Associates, LLC and Galaxy Gaming, Inc. | 10-Q | 000-30653 | 99.1 | November 16, 2015 |
|---|---|---|---|---|---|
| 10.25 | Gary Vecchiarelli Indemnification Agreement dated November 14, 2015 | 10-Q | 000-30653 | 99.3 | November 16, 2015 |
| 10.26 | Amendment No. 1 to Harry C. Hagerty Employment Agreement | 10-K | 000-30653 | 10.5 | April 2, 2018 |
| 10.27 | Board of Directors Service Agreement with Mark A. Lipparelli | 8-K | 000-30653 | 99.1 | September 7, 2017 |
| 10.28 | Form of Voting and Control Agreement (Triangulum Partners, LLC shares) | 8-K | 000-30653 | 99.1 | September 27, 2017 |
| 10.29 | Credit Agreement, dated April 24, 2018, between Galaxy Gaming, Inc., a Nevada corporation, and ZB, N.A. DBA Nevada State Bank, a Nevada state banking corporation | 8-K | 000-30653 | 10.1 | April 27, 2018 |
| 10.30 | Amendment #1 to the Employment Agreement dated July 27, 2017, between the Company and Todd P. Cravens | 8-K | 000-30653 | 10.1 | February 22, 2019 |
| 10.31 | Amendment #2 to the Employment Agreement dated May 1, 2017, between the Company and Harry C. Hagerty | 8-K | 000-30653 | 10.2 | February 22, 2019 |
| 10.32 | First Amendment to Credit Agreement dated April 22, 2019, with Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | April 24, 2019 |
| 10.33 | Second Amendment to Credit Agreement dated May 6, 2019, with Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | May 6, 2019 |
| 10.34 | Board of Director Service Agreement dated June 3, 2019, with Michael Gavin Isaacs | 8-K | 000-30653 | 10.1 | June 6, 2019 |
| 10.35 | Third Amendment to Credit Agreement dated August 16, 2019, with Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | August 28, 2019 |
| 10.36 | Amendment #2 to the Employment Agreement dated July 27, 2017, between the Company and Todd P. Cravens | 8-K | 000-30653 | 10.1 | February 19, 2020 |
| 10.37 | Fourth Amendment to Credit Agreement dated October 14, 2019, between Galaxy Gaming, Inc., a Nevada Corporation and Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.3 | October 15, 2019 |
| 10.38 | Membership Interest Purchase Agreement dated February 25, 2020, between the Company and the Membership Interest Holders of PGP | 8-K | 000-30653 | 10.2 | February 26, 2020 |
| 10.39 | Paycheck Protection Program Loan Agreement pursuant to the Coronavirus Aid, Relief and Economic Security Act | 8-K | 000-30653 | | April 21, 2020 |
| 10.40 | Forbearance and Fifth Amendment to Credit Agreement dated August 14, 2020, between Galaxy Gaming, Inc., a Nevada Corporation and Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | August 14, 2020 |
| 10.41 | First Amendment dated August 21, 2020, to Membership Interest Purchase Agreement dated February 25, 2020 between the Company and the Membership Interest Holders of PGP | 8-K | 000-30653 | 10.1 | August 24, 2020 |
| 10.42 | Sixth Amendment to Credit Agreement dated October 26, 2020, between Galaxy Gaming, Inc., a Nevada Corporation and Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.3 | November 4, 2020 |
| 10.43 | $4,000,000 Promissory Note of Galaxy Gaming, Inc. in favor of Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.2 | November 4, 2020 |
| 10.44 | Seventh Amendment to Credit Agreement dated November 16, 2020, between Galaxy Gaming, Inc., a Nevada Corporation and Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | November 17, 2020 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 10.45 | Amended and Restated Credit Agreement dated March 29, 2021, with Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | March 31, 2021 | |
| 10.46 | Forbearance to Amended and Restated Credit Agreement dated March 29, 2021, with Zions Bancorporation, N.A. dba Nevada State Bank | 8-K | 000-30653 | 10.1 | May 17, 2021 | |
| 10.47 | Settlement Agreement with former Chairman and Chief Executive Officer, Robert Saucier and Triangulum Partners LLC dated October 7, 2021 | 8-K | 000-30653 | 10.1 | October 7, 2021 | |
| 10.48 | Credit Agreement dated November 15, 2021, with Fortress Credit Corp. | 8-K | 000-30653 | 10.1 | November 17, 2021 | |
| 10.49 | Board of Directors Service Agreement with Cheryl Kondra, Director | 8-K | 000-30653 | 10.1 | December 7, 2021 | |
| 10.50 | Form of Indemnification Agreement for Cheryl Kondra, Director | 8-K | 000-30653 | 10.2 | December 7, 2021 | |
| 10.51 | Consent and Waiver to Term Loan Credit Agreement, dated November 15, 2021, by among Galaxy Gaming Inc., a Nevada corporation, the lenders from time to time party and Fortress Credit Corp. as administrative agent and collateral agent. | 10-Q | 000-30653 | 10.1 | March 22, 2022 | |
| 10.52 | Cooperation Agreement, dated April 20, 2022, by and between the Company and Tice Brown | 10-Q | 000-30653 | 10.1 | April 25, 2022 | |
| 10.53 | Amendment #3 to the Employment Agreement between the Company and Todd Cravens | 10-Q | 000-30653 | 10.1 | June 21, 2022 | |
| 10.54 | Board of Directors Service Agreement with Meredith Brill, Director | 10-Q | 000-30653 | 10.1 | July 15,2022 | |
| 10.55 | First Amendment to Board of Directors Service Agreement with Meredith Brill, Director | 10-Q | 000-30653 | 10.1 | July 26, 2022 | |
| 10.56 | Changes to Board Compensation | 8-K | 000-30653 | 10.1 | January 27, 2023 | |
| 10.57 | Press Release Announcing the Date of Virtual Annual Meetings of Stockholders to be Held on June 14, 2023 | 8-K | 000-30653 | 99.1 | March 20, 2023 | |
| 10.58 | Press Release Announcing the Date of Virtual Annual Meeting of Stockholders to be Held on June 14, 2023 | 8-K/A | 000-30653 | 99.1 | March 22, 2023 | |
| 10.59 | Amended and Restated Online Game License Agreement with Evolution Malta Limited | 8-K | 000-30653 | 10.1 | May 15, 2023 | |
| 10.60 | Redacted License Agreement with the Talisman Group LLC | 8-K | 000-30653 | 10.1 | June 16, 2023 | |
| 10.61 | Employment Agreement between the Company and Matt Reback effective November 13, 2023 | 8-K | 000-30653 | 10.1 | November 7, 2023 | |
| 10.62 | Severance Agreement dated November 10, 2023, between the Company and Todd Cravens | 8-K | 000-30653 | 10.1 | November 20, 2023 | |
| 23.1 | Consent of Moss Adams LLP, Independent Registered Public Accounting Firm | | | | | X |
| 31.1 | Certification of Chief Executive Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 31.2 | Certification of Chief Financial Officer pursuant to Securities Exchange Act Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 | | | | | X |
| 32.1 | Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |

| | |
|---|---|
| 101.INS | Inline XBRL Instance Document – the instance does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document |
| 101.SCH | Inline XBRL Taxonomy Extension Schema Document |
| 101.CAL | Inline XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF | Inline XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB | Inline XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE | Inline XBRL Taxonomy Extension Presentation Linkbase Document |
| 104 | Cover Page Interactive Data File (embedded within the Inline XBRL document |

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GALAXY GAMING, INC.

Date:          March 22, 2024

By:   /s/ MATTHEW REBACK
Matthew Reback
President and Chief Executive Officer
(Principal Executive Officer)

Date:          March 22, 2024

By:   /s/ HARRY C. HAGERTY
Harry C. Hagerty
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature | Title | Date |
|---|---|---|
| /s/ MATTHEW REBACK<br>Matthew Reback | President and Chief Executive Officer<br>(Principal Executive Officer) | March 22, 2024 |
| /s/ HARRY C. HAGERTY<br>Harry C. Hagerty | Chief Financial Officer<br>(Principal Financial Officer) | March 22, 2024 |
| /s/ MARK A. LIPPARELLI<br>Mark A. Lipparelli | Chairman of the Board of Directors | March 22, 2024 |
| /s/ MICHAEL GAVIN ISAACS<br>Michael Gavin Isaacs | Director | March 22, 2024 |
| /s/ MEREDITH BRILL<br>Meredith Brill | Director | March 22, 2024 |
| /s/ BRYAN W. WATERS<br>Bryan W. Waters | Director | March 22, 2024 |
| /s/ CHERYL A. KONDRA<br>Cheryl A. Kondra | Director | March 22, 2024 |